Filed Pursuant to Rule 424(b)(4)
Registration No. 333-116490

Prospectus

2,160,758 shares

Common stock

Of the 2,160,758 shares of common stock being sold in this offering, 1,000,000 shares are being sold by Lowrance Electronics, Inc. and 1,160,758 shares are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on The Nasdaq National Market under the symbol LEIX. On September 16, 2004, the reported last sale price of our common stock was $26.509 per share.

	Per share	Total

Public offering price	$24.00	$51,858,192.00
Underwriting discounts and commissions	$1.44	$3,111,491.52
Proceeds to Lowrance Electronics, Inc., before expenses	$22.56	$22,560,000.00
Proceeds to the selling stockholders, before expenses	$22.56	$26,186,700.48

We and the selling stockholders have granted the underwriter an option for a period of 30 days to purchase up to 308,978 additional shares of common stock.

Investing in our common stock involves risks. See “Risk factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

JPMorgan

September 16, 2004

Products and Markets

MARINE
Sonar & GPS

AVIATION
GPS + WAAS

GENERAL CONSUMER
GPS + WAAS

LOWRANCE
EAGLE
LOWRANCE
LOWRANCE

LOWRANCE
We Lead, We Find, You Win.™

EAGLE
Successful Fishing Made Simple™

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell and offers to buy shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk factors” beginning on page 8 and our consolidated financial statements and the related notes thereto, before making an investment decision. Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on July 31 of each year. For example, we refer to the fiscal year that began August 1, 2003 and ended July 31, 2004 as “fiscal 2004”. Our fiscal quarters end October 31, January 31, April 30 and July 31 of each year.

Lowrance Electronics, Inc.

We are a leader in the design, manufacturing and marketing of a comprehensive line of high quality, cost-effective, sound navigation and ranging (SONAR) and global positioning system (GPS) products. We market and sell our products throughout the world, focusing on our three primary product markets: marine, general consumer (which includes outdoor recreational use and vehicular navigation systems) and aviation.

Most of our revenues are currently derived from sales of SONAR and SONAR/ GPS combination products to the marine market, which are used as fishfinders and as navigational and safety devices by inland, coastal and offshore fisherman as well as by recreational boaters. The balance of our sales come from handheld and portable GPS products used in avionic and vehicular navigational applications and by outdoor enthusiasts for camping, hunting, hiking and other recreational uses, as well as accessories associated with all of our products.

Lowrance was founded in 1957 with an initial product offering of the fish LO-K-TOR®, the first fishfinder capable of displaying individual game fish. Today, we market a comprehensive range of SONAR, GPS and SONAR/ GPS combination products worldwide under two brand names, Lowrance® and Eagle®. We market our products to dealers, distributors, mass merchants and original equipment manufacturers who in turn sell our products in the consumer marketplace. We have established a global distribution network encompassing more than 1,480 wholesale and retail customers domestically and in 43 countries throughout the world. We are currently marketing the widest lineup of Eagle and Lowrance SONAR and GPS products in our company’s 47-year history with 18 Eagle and 45 Lowrance products, including:

•	Handheld, portable and fixed mount SONAR and SONAR/ GPS combination products which graphically display underwater information designed for and used by both freshwater and saltwater sports fishermen and boaters as fishfinders and navigational and safety devices.

•	Handheld, portable and fixed-mount GPS products with detailed street map displays, points-of-interest databases and “turn-by-turn” guidance which offer navigational assistance to drivers around the world. Additionally, hikers, hunters, campers and bikers use our GPS receivers recreationally to navigate through rural and wilderness terrain, allowing users to pinpoint their positions, map their routes and save specific locations to memory in order to return to those locations at a later time.

•	Portable and fixed-mount GPS aviation devices with high-resolution color and monochrome displays. These products are equipped with a Moving Map, Jeppesen aviation database and an exclusive obstructions database and have plug-&-play digital media card (MMC/ SD) capability.

We have realized significant increases in revenue and operating profitability in the past few years. Revenue growth for our fiscal years ended July 31, 2002, 2003 and 2004 was 8.3%, 11.1% and 26.7%, respectively. For our fiscal year ended July 31, 2004, we earned net income of $8.8 million on net sales of $111.9 million. At July 31, 2004, our total assets were $48.7 million, our long-term debt was $7.9 million and our stockholders’ equity was $26.7 million.

Key growth strategies

Our key growth strategies are based upon our ability to continually develop technological innovations for products in our core markets, and to expand our product lines into other applicable end-user markets. Additionally, we must efficiently utilize our existing manufacturing facility and take advantage of our inherent operating leverage. We are focused on research and development of new technologies that will enhance the performance and quality of our products. Over the past 47 years we have maintained our position as a leader in the markets we serve by seeking to be first-to-market with new product enhancements. We intend to expand our position by implementing the following strategies:

• Continue to introduce new and enhanced products in our core markets

We believe our future success depends upon our ability to be first-to-market with technological advances and consistently deliver new products that provide value-added enhancements to our core markets. Historically, one of our main priorities has been to bring new products and technologies quickly to market. This is evidenced by our increase in new product introductions in recent years from ten in fiscal 2001, 12 in fiscal 2002 to 28 in fiscal 2003. For fiscal 2004, we introduced more than 30 new products.

• Expand our existing technologies to new end-user markets

We believe that there is a significant growth opportunity to apply the technologies currently found in our core product set to alternative product lines which will appeal to new end-user markets. For example, we see significant opportunities in automotive turn-by-turn applications, additional hand-held GPS applications and various industrial, governmental and commercial applications. Specifically, we are developing a portable, specialized, on-dash automotive turn-by-turn GPS product, which we expect to begin shipping in November 2004.

•	Capitalize on our operating efficiencies and increase utilization of our existing manufacturing capabilities

We believe we have a competitive advantage with our integrated design engineering and manufacturing processes, allowing us to adjust our product mix according to market demand and ensuring high-quality production. By controlling a significant portion of the design engineering and manufacturing processes, we expect to continue to benefit from bringing new products and technologies quickly to market.

We are poised to take advantage of the significant leverage inherent in our operations. We have the capacity to more than double our production in our Ensenada, Mexico manufacturing facility. We believe this increase is possible without significant increases in fixed costs due to available manufacturing capacity during our off-peak season. By adding certain non-seasonal products to our product set, we expect to utilize this operating leverage and smooth our production, while decreasing volatility in our sales and earnings. Expansion into non-seasonal and counter-seasonal markets would allow us to spread our fixed manufacturing costs over a larger base of products, thereby increasing the gross margins across our entire product mix.

Company information

Our principal executive offices are located at 12000 East Skelly Drive, Tulsa, Oklahoma 74128. Our telephone number is (918) 437-6881. Our website address is www.lowrance.com. Information contained on our website is not part of, and should not be construed as being incorporated by reference into, this prospectus.

Lowrance®, Lowrance Electronics®, Eagle®, AirMap®, GlobalMap®, iFINDER®, LO-K-TOR®, Moving Map® and Cuda® and our corporate logos included in this prospectus are the registered trademarks of Lowrance Electronics, Inc. and its subsidiaries in the United States and other countries. All other trademarks or service marks are trademarks or service marks of the companies that use them.

The offering

Common stock we are offering	1,000,000 shares

Common stock offered by the selling stockholders	1,160,758 shares

Over-allotment option	308,978 shares (158,978 by the selling stockholders and 150,000 by us)

Shares outstanding immediately prior to the offering	3,761,196 shares

Shares to be outstanding after the offering	4,911,420 shares

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, which may include hiring additional research and development personnel, expanding our sales and marketing efforts, working capital and other purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	Our revolving credit line prohibits the payment of dividends without the prior written consent of our lender. We have not historically declared regular cash dividends. However, we announced dividends of $0.25 per common share payable on August 15, 2003, May 26, 2004 and August 16, 2004 after obtaining approval from our lender.

Declaration of dividends in the future will remain within the discretion of our Board of Directors and will depend upon, among other things, our financial results, the favorable tax treatment of dividend payments and obtaining the requisite approvals from our lender.

The Nasdaq National Market symbol	LEIX

Risk factors	You should carefully consider the information set forth under “Risk factors” and all other information set forth in this prospectus before deciding to invest in shares of our common stock.

The number of shares of our common stock outstanding immediately after this offering excludes:

• 82,946 shares of common stock subject to outstanding stock options at an exercise price of $2.67 per share; and

• 50,000 shares of common stock reserved and available for future issuance under our stock option plan.

Except as otherwise noted, all information in this prospectus assumes the underwriter does not exercise its option to purchase additional shares in this offering to cover over-allotments.

See “Capitalization”, “Description of capital stock” and “Shares eligible for future sale” for additional information concerning the number of outstanding shares of our capital stock and stock options.

Summary consolidated financial data

The summary financial data shown below are for the three fiscal years ended July 31, 2002, 2003 and 2004 and as of July 31, 2003 and July 31, 2004. The statements of operations data for the fiscal years ended July 31, 2002, 2003 and 2004 and the balance sheet data as of July 31, 2003 and 2004 are derived from financial statements which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, included elsewhere in this prospectus. The “As adjusted” column in the consolidated balance sheet data as of July 31, 2004 gives effect to the sale by us of 1,000,000 shares of common stock at a public offering price of $24.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Our summary historical results are not necessarily indicative of results to be expected in future periods.

You should read the following financial information together with the information under “Capitalization”, “Selected consolidated financial data” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the notes to those consolidated financial statements appearing elsewhere in this prospectus.

	Fiscal year ended July 31,

(In thousands, except per share data)	2002	2003	2004

Statements of operations data:
Net sales	$79,501	$88,297	$111,861
Cost of sales	49,575	51,036	64,557
Gross profit	29,926	37,261	47,304
Total operating expenses	24,671	29,380	33,994
Operating income	5,255	7,881	13,310
Income before income taxes	3,935	6,862	12,429
Net income	$2,389	$4,645	$8,756
Net income per common share
Basic	$0.63	$1.23	$2.33
Diluted	$0.63	$1.19	$2.20
Weighted average common shares outstanding
Basic	3,767	3,761	3,761
Diluted	3,818	3,893	3,979
Additional data:
EBITDA(1)	$7,553	$10,170	$15,719

		As of
		July 31, 2004
	As of
(In thousands)	July 31, 2003	Actual	As adjusted

Balance sheet data:
Cash and cash equivalents	$1,206	$1,412	$23,547
Property, plant and equipment (net)	7,593	10,005	10,005
Total assets	35,417	48,743	70,878
Long term debt, less current maturities	5,825	6,040	6,040
Stockholders’ equity	19,608	26,655	48,790

(1) When we use the term “EBITDA”, we are referring to net income plus interest expense, income taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility.

EBITDA is not a recognized term under generally accepted accounting principles in the United States of America (“GAAP”), and has limitations as an analytical tool. You should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with GAAP. Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

The following table reconciles EBITDA to net income:

	Fiscal year ended July 31,

(In thousands)	2002	2003	2004

Net Income	$2,389	$4,645	$8,756
Income taxes	1,546	2,217	3,673
Interest expense	1,424	989	689
Depreciation and amortization	2,194	2,319	2,601
EBITDA	$7,553	$10,170	$15,719

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and other information in the prospectus, including our selected consolidated financial data and related notes thereto, before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our common stock, and you may lose all or part of your investment.

Risks related to our business

If we are not successful in the continued development, introduction or timely manufacturing and delivery of new products, demand for our products could decrease.

The market for our technology and products is characterized by:

• rapid technological change;
• new and improved product introductions;
• changing customer demands;
• evolving industry standards; and
• product obsolescence.

Our future success will depend on our ability to enhance our existing technology and products and to develop acceptable new technology and products on a timely basis. We have increased the number of our new product introductions from ten in fiscal 2001, 12 in fiscal 2002, 28 in fiscal 2003, and more than 30 in fiscal 2004. However, the development of enhanced and new technology and products is a complex and uncertain process requiring high levels of innovation, highly-skilled engineering and development personnel and the accurate anticipation of technological and market trends. Further, we must be able to make timely delivery of our products to our customers in order for us to remain competitive. In the future, we may not be able to identify, develop, market, deliver or support new or enhanced technology or products on a timely basis, if at all. Furthermore, our new technology and products may never gain market acceptance, and we may not be able to respond effectively to evolving consumer demands, technological changes, product announcements by competitors or emerging industry standards. Moreover, we may allocate resources to products that ultimately never come to market or that never gain market acceptance. Such an allocation may come at the expense of other potentially more successful products. Failure to stay current with new product introductions in any of our markets could make it difficult for us to regain market share in those markets when we do introduce new products. Any failure to respond to consumer preferences would likely prevent our technology and products from gaining market acceptance or maintaining market share.

We experience intense competition in all of our markets and if we are unable to compete effectively, we may not be able to maintain profitability.

The marine, consumer products and aviation markets which we serve are highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The principal competitors in the markets in which we serve are Garmin International, Inc., Techsonic Industries, RayMarine and Magellan. Competition in the markets for our products is based upon a number of factors including quality, technological development, performance, service and price. In order to maintain our competitive position, we must continually enhance and improve our products and anticipate rapid, major technological innovations and changes within the industry. Our ability to anticipate and successfully respond to continuing challenges is critical to our long-term growth and we cannot assure you that we will anticipate and successfully respond to changes in our industries.

Some of our current and potential competitors, including Garmin, have substantial competitive advantages. These advantages include broader product and service offerings, greater resources for competitive activities (such as research and development and strategic acquisitions and alliances). Some of our competitors expend greater resources on sales and marketing than we do. As a result, these current and potential competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We believe that consumer interest and confidence in our products is based in large part on a customer’s previous experience with our products, word of mouth and brand awareness. Our competitors, in contrast, may be able to use their greater resources to promote their products through heavy advertising.

We may have difficulty managing significant growth that we might experience.

We expect to continue to experience growth in the scope of our operations and the number of our employees. If significant growth occurs, it may place a considerable strain on our management team and on our operational and financial systems, procedures and controls and our liquidity needs to fund working capital and capital equipment needs. Our future success will depend in part on the ability of our management team to manage growth effectively. This could require our management to:

• hire and train additional personnel in the United States and internationally;
• implement and improve our operational and financial systems, procedures and controls;
• maintain our cost structure at an appropriate level based on the revenues we generate;
• manage multiple, concurrent development projects; and
• manage operations in multiple time zones with different cultures and languages.

Furthermore, although we currently have capacity for future growth and expansion in our manufacturing facility in Mexico, we do not have significant available capacity for further growth during our peak manufacturing period, which lasts for approximately six weeks each year. If our growth does not occur in counter-seasonal products and markets, we may have to adjust manufacturing schedules. Also, if we do decide to pursue future acquisitions or make capital expenditures not currently anticipated, we may need to raise additional capital. No assurance can be made that we will be able to raise such capital on commercially reasonable terms, if at all.

We depend on our suppliers, some of which are the sole source for specific components, and our production could be seriously harmed if these suppliers are not able to meet our demand and alternative sources are not available, or if the costs of components rise.

We depend on a limited number of third parties to manufacture and supply critical components for our products. Our inability to acquire suitable products in a cost-effective, timely manner or the loss of one or more key vendors or freight carriers could have a negative effect on our business. We rely on sole suppliers and manufacturers for a number of key components for these products and do not have long-term agreements with any of these suppliers or manufacturers. If these parties do not perform their obligations, or if they cease to manufacture and supply components critical for our products and services, we may be unable to find other suppliers on a timely basis. We cannot be sure that alternative sources for key components used in our products will be available when needed or, if available, that these components will be available on commercially reasonable terms.

Certain component parts of our products are technologically advanced and/or specifically designed for our use and thus are presently available only through single-source suppliers, some of which are located outside of the United States. Certain other component parts are available from a number of suppliers, but we still largely rely on single-source suppliers for these parts.

With respect to plastic component parts, such as housings for our units, we, because of the expense, generally maintain only one mold for each plastic part. Although typically we own each mold and could move it to another supplier, we are limited to a single supplier for these components at any one time.

If for any reason (such as a protracted strike, war, fire, explosion, or wind damage affecting production at the supplier’s manufacturing plant, changes in import restrictions, a damaged or destroyed mold or a supplier being unable to obtain certain raw materials necessary to produce component parts), certain critical component parts were to become unavailable or the shipment of such parts were to be substantially delayed, such unavailability or delay could materially and adversely affect our ability to produce our products on a timely basis unless and until an alternative source of supply or a replacement mold could be made available. This could adversely affect our results of operations. The use of alternate components may, in some cases, require us to redesign other components or our sub-assemblies and, as a result, we could experience manufacturing delays. The extent of the impact upon our sales and earnings would depend upon the products affected and the time of year of the interruption; however, any such disruption could be material to our operations.

We rely on third-party dealers and distributors to sell our products, and disruption to these channels would harm our business.

We sell a majority of our products to third-party dealers and distributors, and thus we are subject to many risks inherent in relying on such distribution channels, including risks related to the inventory levels they elect to maintain and their willingness to support our products. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet consumer demand, our sales could be negatively impacted.

Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. In addition, if we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

We are highly dependent upon the services of our founder, Darrell J. Lowrance, and our key management personnel.

Our success is greatly dependent upon the continued participation of our founder, President and Chief Executive Officer, Darrell J. Lowrance, who has acted as our Chief Executive Officer since 1964. In addition to providing general supervision and direction, he provides active direction, supervision and management of our sales, marketing and research and development efforts. Though we currently maintain key man life insurance on Mr. Lowrance in the amount of $3.0 million, the terms of Mr. Lowrance’s employment are not governed by an employment agreement and any such insurance could not fully compensate for the loss of his services. Moreover, Mr. Lowrance is one of the significant selling stockholders in this offering. The loss of Mr. Lowrance’s professional services could have a material adverse effect on our business and operating results.

In addition to our dependence on Darrell J. Lowrance, we believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of some of our senior management team. Our management structure is comprised of relatively few senior people which, while allowing us to benefit from efficient and timely decision-making processes, exposes us to potential staffing shortfalls should certain people leave the company. If these members of the management team become unable or unwilling to continue in their present positions, our business and operating results could be materially adversely affected. In addition, as we grow and expand our product line, we may not be able to attract or retain qualified non-managerial professionals, such as engineers.

Our ability to compete is dependent in part upon our ability to protect our intellectual property. We currently do not have patents protecting most of our products and technologies.

Under our current policy, we believe that our technical and proprietary expertise and the continuation of technological advances are more important factors to the protection of our ongoing proprietary interests and markets than are our patents. Therefore, we currently do not rely on patents to protect our products and other technologies. The patents we do hold may be successfully challenged by others or otherwise become invalidated for a variety of reasons. Thus, any patents we currently have, which are all United States patents, may not provide us with a significant competitive advantage.

Third parties may claim, as they have in the past on a few occasions, that we infringe on their intellectual property rights, which could have an adverse effect on our business and financial condition. In addition, it is possible that other companies may obtain patents necessary for, or useful to, the development of products similar to our products. In that event, we may be required to obtain licenses for patents or third-party technology to develop, manufacture or market products from those companies, even in cases where we utilize the technology before any patent is granted to them. There can be no assurance that we would be able to obtain these licenses on commercially reasonable terms, if at all. Furthermore, we license certain databases from third parties for use in our GPS products in the marine, general consumer and aviation markets. There can be no assurance that these licenses will continue to be available on commercially reasonable terms, if at all. It is also our practice to protect certain of our proprietary technologies by relying on trade secret laws and non-disclosure and confidentiality agreements. However, there can be no assurance that confidentiality or trade secrets will be maintained or that others will not independently develop or obtain access to such products or technologies.

Our quarterly operating results are subject to fluctuations and seasonality.

Our operating results are difficult to predict and thus our forecasts may not be as reliable as those of companies in less volatile industries. Our quarterly operating results have historically fluctuated significantly from quarter to quarter, and may continue to fluctuate. If this occurs, the price of our stock could decline. Moreover, as we expand our operations, our operating expenses, particularly our sales, marketing and research and development costs, may increase. If revenues decrease and we are unable to reduce operating expenses rapidly, our operating results would be negatively affected.

Historically, our revenues have usually been weaker in the first (August through October) and fourth (May through July) quarters of each fiscal year. Marine products make up approximately 80% of our revenues. Consumer buying of marine products is traditionally lower in these quarters. Sales of certain of our SONAR and GPS products are traditionally concentrated in the third fiscal quarters due to increased consumer spending for such products during the beginning of the fishing season. Sales of certain of our GPS handheld products tend to be higher in our first and second fiscal quarters due to increased consumer spending for such products during the peak season for several outdoor activities, such as hunting, camping and hiking, and also due to increased consumer spending patterns on electronic devices during the holiday season. In addition, we attempt to time our new product releases to coincide with the higher consumer spending patterns, which contributes to these seasonal variations.

Covenants in our bank credit facility impose restrictions on us.

Our bank credit facility limits, among other things, our ability to incur additional indebtedness, make acquisitions and create liens on our assets. Moreover, the facility requires us to maintain specified financial ratios and satisfy financial condition tests. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy these covenants, which could result in a default. If an event of default occurs, the lenders could declare any amounts outstanding together with accrued interest to be immediately due and payable. On April 30, 2003 and July 31, 2004, we were in violation of one of our loan covenants. The bank waived each of these covenant violations. On April 30, 2003, we exceeded the maximum inventory level covenant. In addition to waiving this covenant violation, the bank waived the covenant for July 31, 2003 and subsequently removed the inventory covenant altogether from the facility on September 10, 2003. On July 31, 2004, we exceeded the annual $5 million limit on capital expenditures. Although the bank waived these covenant violations and, as of July 31, 2004, we were in compliance with all other covenants in our bank credit facility, we cannot assure you that if we are in default in the future that we will be able to obtain from the lenders the consents, waivers and amendments that would be necessary to prevent an acceleration of the loans.

Fluctuations in the value of foreign currencies could result in increased product costs and operating expenses.

We have production facilities located in Mexico and suppliers and distribution facilities that are located outside the United States. Some transactions relating to supply and development agreements may be conducted in currencies other than the United States dollar, and fluctuations in the value of foreign currencies relative to the United States dollar could cause us to incur currency exchange costs. In addition, some of our transactions denominated in currency other than United States dollars may be subject to currency exchange rate risk. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. We cannot predict the effect of exchange rate fluctuations on our future operating results. Should there be a sustained increase in average exchange rates for the local currencies in these countries, our suppliers may request price increases, which we may not be able to pass on to our customers. Such increases would result in decreased margins which could have a material adverse effect on our business and operating results.

We are subject to additional risks associated with our international operations.

We market and sell our products outside the United States. We have a substantial number of employees located in Mexico to staff our manufacturing facility. We also have employees in Canada, Australia and Europe. Additionally, many of our customers are located outside the United States. We intend to expand our international sales and operations. We face numerous risks in doing business outside the United States, including:

• unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

• tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers;

• difficulties in staffing and managing foreign operations;

• dependence on foreign distributors and their sales channels;

• longer accounts receivable collection cycles and difficulties in collecting accounts receivable;

• uncertain protection of intellectual property;

• changes in foreign political or economic conditions, particularly in emerging markets;

• currency fluctuations; and

• potentially adverse tax consequences.

Such factors could cause our future international sales to decline.

We are required to obtain CE certification for sales in many of our international markets. Although generally we have historically obtained such certifications on a timely basis, there can be no assurance that we will be able to obtain certifications on a timely basis, if at all, in the future.

We have significant operations in Mexico and are therefore susceptible to risks associated with political, legal, trade or economic changes or instability in that country. These changes could severely harm our business by interrupting or delaying production or shipment of our products.

Our business practices in international markets are also subject to the requirements of the Foreign Corrupt Practices Act. If any of our employees is found to have violated these requirements, we could be subject to significant fines and other penalties.

We may be subject to risks associated with our products, including product liability, product recall and warranty claims.

Our current and future products may contain defects which could subject us to product liability claims, product recalls and warranty claims. If our aviation products malfunction or contain errors or defects, airplane collisions or crashes could occur resulting in property damage, personal injury or death. Malfunctions or errors or defects in our marine navigational products could cause boats to run aground or cause other wreckage, personal injury or death. If any of these events occurs, we could be subject to significant liability for personal injury and property damage. Although we maintain insurance against accident-related risks involving our products, there can be no assurance that such insurance would be sufficient to cover the cost of damages to others or that such insurance would continue to be available at commercially reasonable rates. If we are unable to maintain sufficient insurance to cover product liability costs, our business could be harmed.

Your ability to recover from our former auditors, Arthur Andersen LLP, for any potential financial misstatements is limited.

On July 10, 2002, at the recommendation of our audit committee, we dismissed Arthur Andersen LLP as our independent public accountants and engaged Deloitte & Touche LLP to serve as our independent public accountants for fiscal year 2002. Our audited consolidated financial statements for the years ended July 31, 2000 and 2001 were audited by Arthur Andersen LLP, our former independent public accountants.

Subsequently, Arthur Andersen LLP was convicted of obstruction of justice for the activities relating to its previous work for another of its audit clients and has ceased operations. We are unable to predict the impact of this conviction or whether other adverse actions may be taken by governmental or private entities against Arthur Andersen LLP. If Arthur Andersen LLP has no assets available for creditors, you may not be able to recover against Arthur Andersen LLP for any claims you may have under securities or other laws as a result of Arthur Andersen LLP’s previous role as our independent public accountants and as author of the audit report for some of the audited financial statements included in this prospectus.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

Our operations are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, noise emissions, human health and safety, and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs or fines or penalties, as a result of violations of or liabilities under environmental laws or non-compliance with environmental permits required at our manufacturing facility. We cannot assure you that such costs will not have a material adverse effect on our business, results of operations or financial condition. In addition, we cannot predict what environmental laws will be enacted or amended in the future or what impact such laws may have on our operations.

Our GPS products depend upon satellites maintained by the United States Department of Defense. If a significant number of these satellites become inoperable, unavailable or are not replaced or if the policies of the United States government for the use of GPS without charge are changed, our business will suffer.

GPS is a satellite-based navigation and positioning system consisting of a constellation of orbiting satellites. The satellites and their ground control and monitoring stations are maintained and operated by the United States Department of Defense. The Department of Defense does not currently charge users for access to the satellite signals. These satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites were originally designed to have lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. However, of the current deployment of satellites in place, the average age is six years and some have been operating for more than eleven years.

If a significant number of satellites were to become inoperable, unavailable or are not replaced, it would impair the current utility of our GPS products and the growth of current and additional market opportunities. In addition, there can be no assurance that the United States government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the United States government that provide for the use of GPS without charge and without accuracy degradation will remain unchanged. Because of the increasing commercial applications of GPS, other United States government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of our products to select GPS-based products.

Any reallocation of radio frequency spectrum could cause interference with the reception of GPS signals. This interference could harm our business.

Our GPS technology is dependent on the use of radio frequency spectrum. The assignment of spectrum is controlled by an international organization known as the International Telecommunications Union, or ITU. The Federal Communications Commission, or FCC, is responsible for the assignment of spectrum for non-government use in the United States in accordance with ITU regulations. Any ITU or FCC reallocation of radio frequency spectrum, including frequency band segmentation or sharing of spectrum, could cause interference with the reception of GPS signals and may materially and adversely affect the utility and reliability of our products, which would, in turn, cause a material adverse effect on our operating results. In addition, emissions from mobile satellite services and other equipment operating in adjacent frequency bands or in the same band may materially and adversely affect the utility and reliability of our products, which could have a material adverse effect on our operating results.

Ultra-Wideband radio devices could cause interference with the reception of GPS signals. This interference could harm our business.

On May 11, 2000, the FCC issued a Notice of Proposed Rulemaking that proposes rules for the operation of Ultra-Wideband, or UWB, radio devices on an unlicensed basis in the frequency bands allocated to GPS. If the FCC issues final rules authorizing such operation, UWB devices might cause interference with the reception of GPS signals. Such interference could reduce demand for GPS products in the future. Any resulting change in market demand for GPS products could have a material adverse effect on our financial results.

Risks related to this offering

We are effectively controlled by a single stockholder who exerts considerable influence over our business affairs and may make business decisions which may not be in your best interest.

As of September 7, 2004, Darrell J. Lowrance, our founder and Chief Executive Officer, beneficially owned approximately 50.7% of our common stock. Following this offering, Mr. Lowrance will own approximately 18.5% of our outstanding common stock (15.0%, if the underwriter exercises its overallotment option in full). As a result, Mr. Lowrance will continue to exert substantial influence over the election of directors and over our corporate actions. This concentration of ownership may harm the market price of our common stock by, among other things:

• delaying, deferring, or preventing a change in control of our company;

• impeding a merger, consolidation, takeover, or other business combination involving our company;

• causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

• discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

Our common stock price is volatile.

Our common stock is quoted on The Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations. Such future fluctuations could reduce the market price of our common stock without regard to our operating performance. From August 1, 2002 to September 7, 2004, the closing price per share of our common stock ranged from a low of $3.14 to a high of $36.71. We believe that among other factors, any of the following factors could cause the price of our common stock to fluctuate substantially:

• changes in the market for sportfishing SONAR and GPS;

• delays in market acceptance or implementation by customers of our products;

• changes in length of sales cycles of or demand by our customers for existing and additional products;

• introduction of new products by us or our competitors;

• changes in our pricing policies or those of our competitors or suppliers;

• changes in our mix of sources of revenues;

• the trading volume of our common stock in the public market;

• general economic conditions;

• changes in foreign currency exchange rates;

• financial market conditions;

• acts of terrorism; and

• threats of war.

Further, stocks in the small-cap and micro-cap segment of the market have many risks that are not as prevalent in large-cap and “Blue Chip” stocks. Often it is these risks that cause micro-cap stocks to trade at discounts to their peers. The most common of these risks is liquidity risk, which is typically caused by small trading floats and very low trading volume, which can lead to large spreads and high volatility in stock price. In addition, small-caps and micro-caps tend to have significant company specific risks that contribute to lower valuations. Investors need to be aware of the higher probability of financial default and higher degree of financial distress inherent in the small-cap and micro-cap segment of the market. The foregoing risks are in addition to risks relating to our operating performance.

Management could invest or spend the proceeds of this offering in ways with which you may not agree.

We intend to utilize the net proceeds from this offering for general corporate purposes, which may include hiring additional research and development personnel, expanding our sales and marketing efforts, working capital and other purposes. Consequently, management will retain significant discretion over the application of these proceeds. The decisions concerning the use of these proceeds will be based on numerous factors and considerations and our actual use of the proceeds may vary substantially from our current intention to use the net proceeds from this offering as described in “Use of proceeds.”

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares.

The offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the value of our assets after subtracting liabilities.

To the extent that we issue additional shares in the future pursuant to stock options or otherwise, you may experience further dilution.

Our charter documents, Delaware law and other agreements may make a takeover more difficult.

Our Restated Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other stockholders. These provisions provide that:

•	stockholders cannot take actions by written consent;

•	stockholders cannot call a special meeting of stockholders; and

•	stockholders must give advanced notice to nominate directors or submit proposals for consideration at stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock. These provisions may also prevent changes in our management.

Forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on the forward-looking statements. You can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology.

The forward-looking statements reflect our current expectations and view about future events and speak only as of the date the statements were made. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk factors.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we do not undertake any obligation to update any forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations.

Use of proceeds

Our net proceeds from the sale of 1,000,000 shares of the common stock offered by us at a public offering price of $24.00 per share, after deducting underwriting discounts and commissions and estimated expenses payable by us, are estimated to be approximately $22.1 million, or $25.5 million if the underwriter’s over-allotment option is exercised in full. We intend to use the net proceeds of this offering for general corporate purposes, which may include hiring additional research and development personnel, expanding our sales and marketing efforts, working capital and other purposes. We cannot estimate precisely the allocation of the proceeds among these uses, and we may use some of the proceeds from this offering for other purposes.

Our management will have broad discretion to allocate the proceeds from this offering to uses that it believes are appropriate. See “Risk factors— Management could invest or spend the proceeds of this offering in ways with which you may not agree.” Pending use of the net proceeds, we will invest the net proceeds in short term, investment grade securities.

We will not receive any proceeds from the sale of shares by the selling stockholders.

Price range of common stock

Our common stock is traded on The Nasdaq National Market under the symbol LEIX. The prices set forth below represent reported last sale prices of our common stock.

	High	Low

Fiscal 2002
First quarter	$3.25	$2.30
Second quarter	2.75	2.45
Third quarter	4.74	2.35
Fourth quarter	5.95	3.08
Fiscal 2003
First quarter	$4.49	$3.14
Second quarter	6.80	4.08
Third quarter	7.15	5.50
Fourth quarter	9.40	7.05
Fiscal 2004
First quarter	$21.43	$8.40
Second quarter	23.20	18.29
Third quarter	25.15	19.75
Fourth quarter	36.71	21.52
Fiscal 2005
First quarter (through September 16)	$30.17	$23.93

On September 16, 2004, the reported last sale price of our common stock was $26.509. As of September 16, 2004, there were 62 holders of record of our common stock.

Dividend policy

Our revolving credit line prohibits the payment of dividends without the prior written consent of our lender. We have not historically declared regular cash dividends. However, we announced dividends of $0.25 per common share payable on August 15, 2003, May 26, 2004, and August 16, 2004 after obtaining approval from our lender. Declaration of dividends in the future will remain within the discretion of the Board of Directors and will depend upon, among other things, our financial results, the favorable tax treatment of dividend payments and obtaining approval from our lender.

Capitalization

The following table sets forth our capitalization and certain other information as of July 31, 2004:

• on an actual basis; and

• on an as adjusted basis to give effect to the issuance of the 1,000,000 shares of common stock being sold by us in this offering at an offering price of $24.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and notes thereto appearing elsewhere in this prospectus.

	As of July 31, 2004

(In thousands, except per share data)	Actual	As adjusted

Cash and cash equivalents	$1,412	$23,547
Total debt	7,914	7,914
Stockholders’ equity:
Common stock, $0.10 par value, 10,000,000 shares authorized, 3,761,196 shares issued and outstanding and 4,911,420 shares as adjusted	377	492
Paid in capital	7,449	29,469
Retained earnings	18,721	18,721
Accumulated other comprehensive income	108	108
Total stockholders’ equity	26,655	48,790
Total capitalization	$34,569	$56,704

Dilution

As of July 31, 2004, our net tangible book value (total net tangible assets less total liabilities) was $26.7 million, or $7.09 per share. Net tangible book value per share is determined by dividing our net tangible book value by the number of shares of common stock outstanding. After giving effect to the sale of the shares of common stock offered in this offering at a public offering price of $24.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value as of July 31, 2004 would have been $48.8 million, or $9.93 per share. This represents an immediate increase in net tangible book value of $2.84 per share to our existing stockholders and an immediate dilution in net tangible book value of $14.07 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Public offering price per share		$24.00
Net tangible book value per share as of July 31, 2004	$7.09
Increase in net tangible book value per share attributable to new stockholders	2.84
Net tangible book value per share after this offering		9.93
Dilution per share to new stockholders		$14.07

To the extent any of the 82,946 remaining outstanding options are exercised, you would experience further dilution.

Selected consolidated financial data

You should read the following selected financial data in conjunction with our financial statements and related notes included elsewhere in this prospectus and “Management’s discussion and analysis of financial condition and results of operations.” The selected statements of operations data for the years ended July 31, 2002, 2003 and 2004 and the balance sheet data as of July 31, 2002, 2003 and 2004 are derived from financial statements which have been audited by Deloitte & Touche LLP, independent registered public accounting firm, whose report on the financial statements as of July 31, 2003 and 2004 and for each of the three years in the period ended July 31, 2004 is included elsewhere in this prospectus. The selected statements of operations data for the years ended July 31, 2000 and 2001 and the balance sheet data as of July 31, 2000 and 2001 are derived from financial statements which have been audited by Arthur Andersen LLP, which has since ceased operations. Our selected historical results are not necessarily indicative of results to be expected in future periods.

	Fiscal year ended July 31,

(In thousands, except per share data)	2000	2001	2002	2003	2004

Statements of operations data:
Net Sales	$73,209	$73,419	$79,501	$88,297	$111,861
Cost of Sales	45,310	47,084	49,575	51,036	64,557
Gross profit	27,899	26,335	29,926	37,261	47,304
Total operating expenses	24,350	24,232	24,671	29,380	33,994
Operating income	3,549	2,103	5,255	7,881	13,310
Income before income taxes	1,523	99	3,935	6,862	12,429
Net income	$2,473	$37	$2,389	$4,645	$8,756
Net income per common share
Basic	$0.66	$0.01	$0.63	$1.23	$2.33
Diluted	$0.66	$0.01	$0.63	$1.19	$2.20
Weighted average common shares outstanding
Basic	3,769	3,769	3,767	3,761	3,761
Diluted	3,769	3,769	3,818	3,893	3,979
Cash dividends per common share	$—	$—	$—	$—	$0.50
Additional data:
EBITDA(1)	$5,574	$3,700	$7,553	$10,170	$15,719

	As of July 31,

(In thousands, except per share data)	2000	2001	2002	2003	2004

Balance sheet data:
Cash and cash equivalents	$589	$694	$903	$1,206	$1,412
Property, plant and equipment (net)	7,338	7,733	7,104	7,593	10,005
Total assets	29,297	37,656	30,762	35,417	48,743
Long term debt, less current maturities	8,573	14,418	6,183	5,825	6,040
Stockholders’ equity	11,955	11,877	14,359	19,608	26,655

(1) When we use the term “EBITDA”, we are referring to net income plus interest expense, income taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility.

EBITDA is not a recognized term under GAAP and has limitations as an analytical tool. You should not consider it in isolation or as a substitute for net income, operating income, cash flows from operating, investing or financing activities or any other measure calculated in accordance with GAAP. Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure. EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

The following table reconciles EBITDA to net income:

	Fiscal year ended July 31,

(In thousands)	2000	2001	2002	2003	2004

Net Income	$2,473	$37	$2,389	$4,645	$8,756
Income taxes	(950)	62	1,546	2,217	3,673
Interest expense	1,891	1,752	1,424	989	689
Depreciation and amortization	2,160	1,849	2,194	2,319	2,601
EBITDA	$5,574	$3,700	$7,553	$10,170	$15,719

Management’s discussion and analysis of financial

condition and results of operations

The following discussion and analysis should be read in conjunction with the “Selected consolidated financial data” and our financial statements and the related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements. These statements reflect our current view with respect to future events and financial performance and are subject to risks, uncertainties and assumptions, including those discussed in “Risk factors”. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results might vary materially from those anticipated in the forward-looking statements.

Company overview

We design, manufacture, market and sell a comprehensive range of high quality, cost-effective sound navigation and ranging (SONAR) and global positioning system (GPS) products and digital mapping systems under two different brand names for use in marine, general consumer (includes outdoor recreational use and vehicular navigation systems) and aviation markets. Our SONAR and combination SONAR/ GPS products graphically display underwater information and are used as fishfinders, navigational and safety devices by both inland, coastal and offshore fishermen as well as recreational boaters. Our handheld and portable GPS products are used in avionic and vehicular navigational applications and by outdoor enthusiasts for camping, hunting, hiking and other recreational uses. Currently, we offer approximately 63 different marine, outdoor, aviation and original equipment manufacturer products.

We market our products to dealers, distributors, mass merchants and original equipment manufacturers who in turn sell our products in the consumer marketplace. Demand for our products has historically been seasonal, with the lowest sales occurring in our first fiscal quarter (August through October) and the highest sales occurring in our third fiscal quarter (February through April) due to marine consumer purchases during the beginning of the fishing season. We focus on developing product lines that address most price points in our markets in order to provide a broad range of features to consumers. We have increased the number of new product introductions in each of the last three fiscal years and the current fiscal year. For fiscal year 2004, we introduced more than 30 new SONAR and GPS products. The introduction of new products in the last three fiscal years has resulted in the increase in sales and gross margin discussed below.

Our successful operations and strong competitive position are dependent to a great extent upon our ability to anticipate and react to the technological innovations inherent within our industry. To augment our continued investment in product research and development, we utilize several manufacturing and design technologies, which have been essential to the development of our breakthrough SONAR and GPS products. These advanced technologies have allowed us to reduce our material and manufacturing costs and have provided improved product performance. They include:

• Surface Mount Technology (SMT) production equipment;

• Computer Aided Design (CAD) systems;

• Application Specific Integrated Circuits (ASICS);

• Tape Automated Bonding (TAB);

• Chip-On-Flex (COF);

• Chip-On-Glass (COG);

• System-on-Chip (SOC); and

• Liquid Crystal Display (LCD) assembly.

We believe that we were first to utilize many of these manufacturing and design technologies, which helped provide a competitive advantage and differentiation in the marketplace. We intend to continue our focus on developing and delivering leading-edge products based upon our innovations.

Our products are sold domestically and in 43 countries throughout the world. International sales totaled approximately $26 million, or 23% of total net sales for fiscal 2004 and $20 million, or 23% of total net sales for fiscal 2003. The majority of our international sales are conducted in Canada, Australia and Europe. As of July 31, 2004, we had approximately 1,480 wholesalers and retailers purchasing our products.

Executive summary

During the three fiscal years ended July 31, 2004, we noted:

• Sales for fiscal 2004 were $111.9 million, a 26.7% increase from fiscal 2003. Sales for fiscal 2003 were $88.3 million, an 11.1% increase from fiscal 2002.

• Fully diluted net income per share for fiscal 2004 was $2.20, as compared to $1.19 for fiscal 2003 and $0.63 for fiscal 2002.

• Gross profit margin increased by $10.0 million in fiscal 2004, a 27.0% increase from 2003. Gross profit margin increased by $7.3 million in fiscal 2003, a 24.5% increase from fiscal 2002.

• As part of an on-going commitment to develop new technology and improve existing technology, we hired thirteen additional engineers in fiscal 2004 and seven additional engineers in the third and fourth quarters of fiscal 2003 after hiring six additional engineers in the third and fourth quarters of fiscal 2002.

Critical accounting policies and estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate the estimates and assumptions on an on-going basis. We are not aware of any circumstances in the past which have caused these estimates and assumptions to be materially wrong. We are not currently aware of any material changes in our business that might cause these assumptions or estimates to differ significantly. The most significant estimates and assumptions relate to the product warranty reserve and the excess and obsolete inventory reserve. Actual results could differ from any of our estimates under different assumptions or conditions. Historically, differences between actual results and our estimates have not been material.

Our significant accounting policies are described in Note 1 to the consolidated financial statements included elsewhere in this prospectus. Below is a discussion of the accounting policies that we believe are most critical to an understanding of our consolidated financial statements.

Revenue recognition

We recognize revenue at the time of product shipment in accordance with our FOB, shipping point terms of sale. Revenue is recorded net of certain reserves for dealer premium coupons and product returns which are only accepted on a limited case-by-case basis. Dealer premium coupons are rebates ranging from $10 to $100 to qualified boat and motor dealers who install SONAR units for consumers and return to us the appropriate rebate card. Although the reserves for dealer premium coupons and product returns fluctuate over time, historically those fluctuations have not been significant.

Product warranties

The majority of our sales are made under a one-year product warranty. We provide an estimate of future warranty costs based on recent historical product unit return rates and the average repair costs per unit incurred during the year. The estimate is adjusted, as necessary, for any specific knowledge that would impact the historical trend. The reserve for warranty costs is sensitive to a change in the historical rate of units returned during the warranty period. A 10% change in the expected return rate for fiscal 2004 would change the reserve by approximately $119,000. Historically, the average change in the estimated return rate has been less than 10%.

Inventory

Inventories are stated at the lower of cost or market using the first-in, first-out method, net of excess, obsolete and realization reserves. We estimate the level of reserves based upon expected usage information for raw materials and historical selling trends for finished goods.

Excess and obsolete inventory reserves are recorded by comparing available quantities of raw materials and finished goods to work order requirements for those raw materials and forecasted sales for finished goods. We adjust the required reserves for anticipated changes in scheduled work orders resulting from factors such as process or design changes that impact the raw materials usage and changes in sales forecasts resulting in changes in finished goods quantities. Increases or decreases in the required excess and obsolete inventory reserves impact our gross margin. A 10% change in the results of this process for the year ended July 31, 2004 would change the required reserve by approximately $60,000. Historical fluctuations in this reserve have related primarily to inventory levels and the ability to accurately forecast product needs, although process and design changes in the products also have a direct impact on the required reserve when they occur.

Results of operations

Year ended July 31, 2004 (fiscal 2004), compared to year ended July 31, 2003 (fiscal 2003)

Financial highlights. The following tables set forth selected amounts, ratios and relationships calculated from the consolidated statements of income and comprehensive income for the fiscal years ended July 31, 2004 and 2003:

	Fiscal year ended		Increase (decrease)
	July 31,		from 2003

(Dollars in thousands)	2003	2004	$	%

Net sales	$88,297	$111,861	$23,564	26.7%
Gross profit	37,261	47,304	10,043	27.0%
Selling and administrative expenses	25,189	28,742	3,553	14.1%
Research and development expenses	4,191	5,252	1,061	25.3%
Operating income	7,881	13,310	5,429	68.9%
Interest expense	989	689	(300)	(30.3)%
Pretax income	6,862	12,429	5,567	81.1%
Net income	$4,645	$8,756	$4,111	88.5%

	Fiscal year ended
	July 31,

Expressed as a percent of net sales:	2003	2004

Gross profit	42.2%	42.3%
Selling and administrative expenses	28.5%	25.7%
Research and development expenses	4.7%	4.7%
Operating income	8.9%	11.9%
Interest expense	1.1%	0.6%
Pretax income	7.8%	11.1%
Net income	5.3%	7.8%

Sales and margin. During fiscal 2004, we introduced and shipped over 30 new SONAR, SONAR/ GPS navigation, GPS and GPS Aviation products. Total net sales increased by $23.6 million, or 26.7%, during fiscal 2004 as compared to fiscal 2003, while total unit sales increased by approximately 21.1%. This year over year increase in sales is due to:

• New SONAR and SONAR/ GPS navigation products at new price points which began to ship in the third quarter of 2004. These new price points were at the upper end of our price point range;

• New high end SONAR/ GPS navigation products introduced in fiscal 2003 at the end of the second quarter and during the third quarter which were selling throughout fiscal 2004;

• New GPS handhelds which began to ship in the third quarter of fiscal 2004;

• Two new Aviation GPS products introduced in fiscal 2004 which began to ship in the first and second quarters; and

• Increased sales from new product introductions at previously existing price points.

Our gross profit margin increased by $10.0 million, or 27.0%, during fiscal 2004 as compared to fiscal 2003. The gross margin percentage increased slightly to 42.3% in fiscal 2004 as compared to 42.2% in fiscal 2003.

Operating expenses and income. Operating expenses increased by $4.6 million during fiscal 2004 as compared to fiscal 2003. Operating expenses as a percentage of sales decreased from 33.2% in fiscal 2003 to 30.4% in fiscal 2004.

During fiscal 2004, selling and administrative expenses increased by $3.6 million due primarily to increased advertising and marketing efforts relative to our 2004 product introductions. Selling and administrative expenses as a percentage of sales decreased to 25.7% during fiscal 2004 as compared to 28.5% for fiscal 2003.

Research and development expenses increased by $1.1 million primarily due to new product design for our new product introductions. Research and development expenses as a percentage of sales were 4.7% for both fiscal 2004 and fiscal 2003. In preparation for the new fiscal 2005 products, we hired thirteen additional design engineers in the third and fourth quarters of fiscal 2004.

Operating income increased by $5.4 million, or 68.9%, in fiscal 2004 and was 11.9% of sales as compared to 8.9% of sales in fiscal 2003.

Interest expense. Interest expense decreased by $300,000 in fiscal 2004 as compared to fiscal 2003, a decrease of 30.3%. This decrease is related to carrying, on average, $1.0 million in lower debt balances. The interest rate on our credit facility ranged from 4.5% down to 4.25% during fiscal 2004 as compared to rates from 5.75% down to 4.5% for fiscal 2003. The prime rate ranged from 4.0% to 4.25% for fiscal 2004 as compared to rates from 4.75% to 4.0% for fiscal 2003.

Income taxes. The effective tax rates were 29.6% and 32.3%, respectively, for the fiscal years ended July 31, 2004 and 2003. The effective tax rates differ from the statutory rates due to the impact of foreign taxes, research and development credits, the United States treatment of foreign operations, state taxes and permanent differences in the treatment of items from an income tax versus financial reporting perspective. The change in effective tax rates is primarily due to higher research and development credits in fiscal 2004.

Year ended July 31, 2003 (fiscal 2003), compared to year ended July 31, 2002 (fiscal 2002)

Financial highlights. The following tables set forth selected amounts, ratios and relationships calculated from the consolidated statements of income and comprehensive income for the fiscal years ended July 31, 2003 and 2002:

	Fiscal year ended		Increase (decrease)
	July 31,		from 2002

(Dollars in thousands)	2002	2003	$	%

Net sales	$79,501	$88,297	$8,796	11.1%
Gross profit	29,926	37,261	7,335	24.5%
Selling and administrative expenses	22,021	25,189	3,168	14.4%
Research and development expenses	2,650	4,191	1,541	58.2%
Operating income	5,255	7,881	2,626	50.0%
Interest expense	1,424	989	(435)	(30.5)%
Pretax income	3,935	6,862	2,927	74.4%
Net income	$2,389	$4,645	$2,256	94.4%

	Fiscal year ended
	July 31,

Expressed as a percent of net sales:	2002	2003

Gross profit	37.6%	42.2%
Selling and administrative expenses	27.7%	28.5%
Research and development expenses	3.3%	4.7%
Operating income	6.6%	8.9%
Interest expense	1.8%	1.1%
Pretax income	4.9%	7.8%
Net income	3.0%	5.3%

Sales and margin. During the second, third and fourth quarters of fiscal 2003, we began shipping our 28 new SONAR/ GPS products. The new products include new SONAR units at most previously available price points, including two within our largest volume price point, plus six new stand-alone GPS units. In addition, one of the new SONAR units created a new price point for us at $79, while one of the new SONAR/ GPS navigation units created another new price point for us at $2,499.

Total net sales increased by $8.8 million, or 11.1%, during fiscal 2003 as compared to fiscal 2002, while total unit sales increased by approximately 20.8%. This year over year increase in sales is due primarily to the new products introduced during fiscal 2003. The two new units within our largest volume price point and the new price point of $79 represent high volume, lower price point units, which resulted in a larger increase in unit sales relative to the increase in net sales.

Our gross profit margin increased by $7.3 million, or 24.5%, during fiscal 2003 as compared to fiscal 2002. The gross margin percentage increased to 42.2% as compared to 37.6% in fiscal 2002 as a result of increased sales volume, which reduced the fixed overhead costs per unit, as well as product cost reductions.

Operating expenses and income. Operating expenses increased by $4.7 million during fiscal 2003 as compared to fiscal 2002. Operating expenses as a percentage of sales increased from 31.0% in fiscal 2002 to 33.2% in fiscal 2003.

During fiscal 2003, selling and administrative expenses increased by $3.2 million due primarily to increased advertising and marketing efforts relative to our 2003 product introductions. Selling and administrative expenses as a percentage of sales increased to 28.5% during fiscal 2003 as compared to 27.7% for fiscal 2002.

Research and development expenses increased by $1.5 million primarily due to new product design for our new product introductions. Research and development expenses as a percentage of sales increased to 4.7% during fiscal 2003 as compared to 3.3% for fiscal 2002. In preparation for the new 2004 products, we hired seven additional design engineers in the third and fourth quarters of fiscal 2003.

Operating income increased by $2.6 million, or 50.0%, in fiscal 2003 and was 8.9% of sales as compared to 6.6% of sales in fiscal 2002.

Interest expense. Interest expense decreased by $435,000 in fiscal 2003 as compared to fiscal 2002, a decrease of 30.5%. This decrease is related to carrying, on average, $2.1 million in lower debt balances, and to interest rate decreases. In addition, in November 2002, our credit facility was amended to, among other things, lower the spread over prime from 1.0% to 0.5% and add LIBOR-based interest rate options. The interest rate on our credit facility ranged from 5.75% down to 4.5% for fiscal 2003 as compared to rates from 7.75% down to 5.75% for the same period of the prior fiscal year. The prime rate ranged from 4.75% to 4.0% for fiscal 2003 as compared to rates from 6.75% to 4.75% for the same period of the prior fiscal year.

Income taxes. The effective tax rates were 32.3% and 39.3%, respectively, for the fiscal years ended July 31, 2003 and 2002. The effective tax rates differ from the statutory rates due to the impact of foreign taxes, the United States treatment of foreign operations, state taxes and permanent differences in the treatment of items from an income tax versus financial reporting perspective. The change in effective tax rates is primarily due to foreign taxes that do not fluctuate in direct proportion to our consolidated income.

Off-balance sheet arrangements

We have no off-balance sheet arrangements as described in Section 13(j) of the Securities Exchange Act of 1934.

Liquidity and capital resources

General

We require capital principally for capital expenditures, working capital and interest payments. Our capital expenditures relate primarily to new product tooling and our manufacturing facility. Working capital is required principally to fund inventory through payments to suppliers and manufacturing payroll costs until the inventory is sold and the receivables are collected. Our working capital requirements are seasonal and vary from period to period depending on manufacturing volumes, timing of shipments and the payment cycles of our customers and suppliers.

Sources of capital

Our primary sources of liquidity are cash flows from operating activities, our credit facility and lease financing. Our credit facility consists of a $26.5 million revolving credit line and initial term loans of $7.4 million with a July 31, 2004 remaining balance of $542,000 requiring monthly payments of $23,000 plus interest. The line of credit includes a borrowing base of 85% of qualifying accounts receivable, 30% of qualifying raw material inventory and 60% of qualifying finished goods inventory with borrowings from inventories limited to $13 million. At July 31, 2004, we had $9.5 million available under the revolving credit line.

Since the execution of this credit facility, we have on numerous occasions amended the facility to, among other things, reset certain financial covenants. In particular, during November 2002 we amended our credit facility to extend the term of the agreement for the revolving credit line from December 31, 2003 to December 31, 2005. Significant provisions of the amendment include changes in certain financial covenants, the lowering of the interest rate from prime plus 1.0% to prime plus 0.5% on all loans under the facility and the addition of LIBOR based interest rate options. In addition, the amendment allows for a permanent $1.5 million seasonal overadvance facility. Effective May 1, 2004, the interest rate was lowered to prime plus 0.25% and the LIBOR based interest rate options were also reduced.

The credit facility requires, among other things, that we maintain a minimum tangible net worth and a minimum fixed charge ratio, limit the ratio of total liabilities to tangible net worth and maintain minimum EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). Additionally, the credit facility limits the amount of operating leases, capital expenditures and capital leases and prohibits the payment of dividends without the prior written consent of the lender.

During the covenant reporting periods from the beginning of fiscal 2002 until July 31, 2004, we were in compliance with all loan covenants except on April 30, 2003 and July 31, 2004, at which times we were in violation of one covenant. The bank waived each of these covenant violations. Specifically, on April 30, 2003, we exceeded the maximum inventory level covenant. In addition to waiving this covenant violation, the bank waived the covenant for July 31, 2003 and subsequently removed the inventory level covenant altogether from the facility on September 10, 2003. On July 31, 2004, we exceeded the annual $5 million limit on capital expenditures.

If we are in default of our loan covenants in the future, we may not be able to obtain from our lender the consents, waivers and amendments that would be necessary to prevent an acceleration of the loans.

Cash flows

Cash flows provided by operating activities were $6.9 million for fiscal 2004 as compared to $2.9 million for fiscal 2003. The increase was primarily due to higher net income during fiscal 2004 as compared to fiscal 2003. Cash used for capital expenditures was $3.5 million. An additional $1.5 million in capital expenditures was funded by capital lease borrowings. The capital expenditures primarily related to new product tooling, manufacturing equipment and computer equipment.

Discontinued finished goods inventory attributable to fiscal 2004 product decisions was approximately $32,000 at July 31, 2004 as compared to $723,000 at July 31, 2003. Inventory on hand at July 31, 2004 for products we expect to discontinue during fiscal 2005 was $3.4 million.

All discontinued inventories are carried at cost, which management believes to be lower than expected realizable value. We expect the remaining inventory of discontinued products to be sold during fiscal 2005. Management monitors all inventories via various inventory control and review processes which include, but are not limited to, forecast review and inventory reduction meetings, graphical presentations and forecast versus inventory status reports. Management believes these processes are adequate.

Cash flows provided by operating activities were $2.9 million in fiscal 2003 compared to $10.0 million in fiscal 2002. The decrease was primarily due to increased inventory levels in fiscal 2003 compared to decreased inventory levels in fiscal 2002, which was partially offset by higher earnings in fiscal 2003. Cash flows from operating activities were utilized to fund capital expenditures of $1.6 million and reduce debt by $1.4 million. An additional $1.2 million in capital expenditures was funded by capital lease borrowings. The capital expenditures primarily related to new product tooling, manufacturing equipment and computer equipment.

Demand for our products is seasonal. We utilize the revolving credit line to address our seasonal liquidity needs. Management believes the sources of liquidity discussed above are adequate to satisfy our current working capital and capital equipment needs. However, if we decide to pursue future acquisitions or make capital expenditures not currently anticipated, we may need to raise additional capital. No assurance can be made that we will be able to raise such capital on commercially reasonable terms, if at all. The sale of 1,000,000 shares of common stock pursuant to this prospectus will provide additional liquidity.

Contractual obligations

The following table summarizes our contractual obligations as of July 31, 2004:

	Less than			More than
(Dollars in thousands)	1 year	1-3 years	3-5 years	5 years	Total

Long-term debt	$707	$5,744	$0	$0	$6,451
Capital lease obligations	1,657	476	13	0	2,146
Operating lease obligations	839	1,051	10	0	1,900
Open purchase orders	30,556	0	0	0	30,556
Capital expenditure commitments	787	0	0	0	787

Total	$34,546	$7,271	$23	$0	$41,840

The long-term debt and capital lease obligations line items presented in the table above include an estimated interest portion. The open purchase orders are subject to change or cancellation.

Effects of inflation

A significant portion of our costs and expenses consist of materials, supplies, salaries and wages that are affected by inflation. In addition, certain electronic parts that are in high industry demand are subject to market-driven price increases. We may not be able to pass on the full effect of inflationary increases in our selling prices in the near term. Accordingly, we concentrate on changes in design, manufacturing processes, material scheduling and sourcing to help contain costs. A significant portion of our raw material items are sourced overseas. Significant devaluation of the dollar relative to these currencies would not be able to be passed on in the form of price increases to consumers.

Adoption of new accounting principle

In May 2004, we adopted the fair value method of accounting for stock based compensation prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation under the modified prospective method permitted by SFAS No. 148. The adoption of SFAS No. 123 was effective August 1, 2003. Prior to this adoption, we restated our financial results for fiscal 2003 and the first three quarters of fiscal 2004 to reflect our determination that grants under our stock option plan required variable accounting treatment.

Quarterly information

Demand for our products is seasonal. During our peak third quarter, customers purchase our products so that the products will be available to sport fishermen and recreational boat owners for the peak fishing and boating season. We do not experience any consistent quarterly trends for the remaining three quarters.

Sales, gross profit and net income (loss)

Years ended July 31,					Net
(Dollars in thousands)	Sales	%	Gross profit	%	income (loss)%

2004
First Quarter	$14,036	12.5%	$5,052	10.7%	$(1,571)	(17.9)	%(1)
Second Quarter	24,468	21.9%	10,063	21.3%	1,609	18.4%	(1)
Third Quarter	46,296	41.4%	20,656	43.6%	6,671	76.2%	(1)
Fourth Quarter	27,061	24.2%	11,533	24.4%	2,047	23.3%

Total for Year	$111,861	100.0%	$47,304	100.0%	$8,756	100.0%

2003
First Quarter	$11,155	12.6%	$4,123	11.1%	$(1,473)	(31.7)%
Second Quarter	21,514	24.4%	7,729	20.7%	527	11.3%
Third Quarter	32,414	36.7%	16,118	43.3%	4,352	93.7%
Fourth Quarter	23,214	26.3%	9,291	24.9%	1,239	26.7%

Total for Year	$88,297	100.0%	$37,261	100.0%	$4,645	100.0%

2002
First Quarter	$11,023	13.9%	$3,004	10.0%	$(1,887)	(79.0)%
Second Quarter	17,077	21.5%	5,966	19.9%	(6)	(0.2)%
Third Quarter	32,689	41.1%	12,967	43.3%	3,417	143.0%
Fourth Quarter	18,712	23.5%	7,989	26.7%	865	36.2%

Total for Year	$79,501	100.0%	$29,926	100.0%	$2,389	100.0%

Earnings (loss) per share, basic and diluted

	Weighted average		Earnings (loss)
	shares outstanding		per share

Years ended July 31,	Basic	Diluted	Basic	Diluted

2004
First Quarter	3,761,196	3,761,196	$(0.42)	$(0.42	)(1)
Second Quarter	3,761,196	3,978,435	0.43	0.40	(1)
Third Quarter	3,761,196	3,981,774	1.77	1.68	(1)
Fourth Quarter	3,761,196	3,987,626	0.54	0.51
Year-ended July 31, 2004	3,761,196	3,979,001	2.33	2.20
2003
First Quarter	3,761,196	3,761,196	$(0.39)	$(0.39)
Second Quarter	3,761,196	3,885,319	0.14	0.14
Third Quarter	3,761,196	3,902,302	1.15	1.11
Fourth Quarter	3,761,196	3,931,735	0.33	0.31
Year-ended July 31, 2003	3,761,196	3,893,324	1.23	1.19
2002
First Quarter	3,768,796	3,768,796	$(0.50)	$(0.50)
Second Quarter	3,768,796	3,768,796	(0.00)	(0.00)
Third Quarter	3,766,347	3,826,082	0.91	0.89
Fourth Quarter	3,763,594	3,870,306	0.23	0.22
Year-ended July 31, 2002	3,766,888	3,818,126	0.63	0.63

(1) We adopted the fair value method of accounting for stock based compensation prescribed by SFAS No. 123, under the modified prospective method permitted by SFAS No. 148. The adoption of SFAS No. 123 was effective August 1, 2003. Therefore, the previously reported net income for the first three quarters of Fiscal 2004 has been restated as follows:

				Earning (loss)
	Net income (loss)			per share,
				as restated
	As previously	Adoption of
	reported	SFAS No. 123	As restated	Basic	Diluted

First Quarter	$(2,237)	$666	$(1,571)	$(0.42)	$(0.42)
Second Quarter	1,538	71	1,609	0.43	0.40
Third Quarter	6,517	154	6,671	1.77	1.68

Quantitative and qualitative disclosures about market risk

We are exposed to cash flow and interest rate risk due to changes in interest rates with respect to our long-term debt. See Note 3 to the consolidated financial statements included herein for details on our long-term debt. A 0.5% increase in the prime rate for the fiscal year ended July 31, 2004 would have had a negative after-tax impact on earnings of approximately $32,000.

We are subject to foreign currency risk due to the location of our manufacturing facility in Mexico and sales from each of our distribution facilities in Canada and Australia, which are denominated in the local currencies. Sales to countries other than Canada and Australia are denominated in United States dollars. Although fluctuations have occurred in the Mexican peso, the Canadian dollar and the Australian dollar, such fluctuations have not historically had a significant impact on our financial statements taken as a whole. A 10% unfavorable change in the currency exchange rates would result in a foreign exchange loss of approximately $11,000 on intercompany balances recorded at July 31, 2004.

Business

Overview

We are a leader in the design, manufacturing and marketing of a comprehensive line of high quality, cost-effective, sound navigation and ranging (SONAR) and global positioning system (GPS) products. We market and sell our products domestically and in 43 countries throughout the world, focusing on three primary product markets: marine, consumer (which includes outdoor recreational use and vehicular navigation systems) and aviation.

Approximately 80% of our total annual revenue is currently derived from sales of SONAR and SONAR/ GPS combination products to the marine market, used as fishfinders and as navigational and safety devices by inland, coastal and offshore fisherman as well as by recreational boaters. We also sell handheld and portable GPS products used in avionic and vehicular navigational applications and by outdoor enthusiasts for camping, hunting, hiking and other recreational uses, as well as accessories associated with all of our products. Revenue growth for our fiscal years ended July 31, 2002, 2003 and 2004 was 8.3%, 11.1% and 26.7%, respectively.

We are a leader in the marine electronics market, specifically in SONAR and SONAR/ GPS combination products. Our position in the market is primarily attributable to our reputation for producing high quality products, new technology development and speed to market with product innovations. We believe that these attributes will enable us to gain market share in the fast growing handheld and portable GPS product markets. Many of the design engineering and manufacturing processes in our SONAR and SONAR/ GPS production are currently being used to produce our handheld and portable GPS products. This allows us to expand faster into the GPS markets.

Our President and CEO, Darrell J. Lowrance, co-founded Lowrance in 1957. Our initial product offering was the fish LO-K-TOR, the first electronic fishfinder capable of displaying individual game fish, as well as schools of baitfish, bottom structure and water depth. Today, we market a comprehensive line of SONAR, GPS and SONAR/ GPS combination products worldwide under two brand names, Lowrance and Eagle. We market our products to dealers, distributors, mass merchants and original equipment manufacturers who in turn sell our products in the consumer marketplace. We have established a global distribution network encompassing more than 1,480 wholesale and retail customers domestically and in 43 countries throughout the world.

We are headquartered in a 116,000 square foot facility in Tulsa, Oklahoma, where we maintain design engineering, sales, marketing, testing, product distribution, customer service operations and administration. Additionally, we operate a 108,000 square foot manufacturing and design engineering facility in Ensenada, Mexico, where we manufacture all of our products. We also operate two distribution centers in Canada and Australia, our two largest markets outside of the United States.

Industry background

SONAR

The components of a typical SONAR system are: (1) a SONAR head unit with a liquid crystal display (LCD), (2) a transducer (which transmits and receives sound waves through the water), and (3) a power source. The SONAR first generates an electrical impulse, which is converted into ultrasonic sound waves in the transducer and transmitted down through the water. The ultrasonic waves rebound when they strike objects, creating echoes. The transducer converts these echoes back into electrical impulses and the receiver processes the impulses into graphic images displayed on the LCD for use by the boater. This sounding process repeats itself many times per second, each time at a slightly different location within a body of water (assuming the boat is moving), instantly and accurately painting detailed pictures of the underwater world by combining the results of numerous soundings.

Global Positioning Systems (GPS)

GPS utilizes a network of a minimum of 24 satellites that transmit orbital and time information that enable GPS receivers to accurately calculate latitude, longitude and altitude worldwide. The United States Department of Defense, which currently maintains the system, originally designed the system only for defense applications. However, in the 1980s, the United States government made the system available for civilian use. The GPS satellites broadcast several limited access codes and one unrestricted code for free-of-charge civilian use. In May of 2000, the United States government eliminated Selective Availability (SA), which while in place degraded the accuracy of GPS for security reasons. This elimination of SA improved consumer GPS positional accuracy greatly from a radius the size of a football field (100 yards worst performance on average) to a much smaller radius about the size of a tennis court (30 feet worst performance on average). The initialization of the United States Federal Aviation Administration’s new satellite signal correction system, the Wide Area Augmentation System (WAAS), has improved consumer GPS positional accuracy to a radius of approximately ten feet (best performance on average).

The markets for satellite-based GPS+WAAS navigational and mapping products are projected to grow rapidly over the next five years according to Frost & Sullivan. Fishermen, boaters, pilots and general outdoor recreational users in the WAAS coverage areas can now enjoy excellent positional accuracy while participating in their favorite outdoor activities.

According to a 2004 report by Frost & Sullivan, the combined North American marine, aviation and general consumer land GPS market segments, which we currently serve, are projected to grow from an estimated $2.6 billion in 2003 to $6.2 billion in 2008, representing a compound annual growth rate (CAGR) of 18.4%. The North American GPS market is expected to grow from $3.5 billion in 2003 to $7.5 billion in 2008 according to Frost & Sullivan.

Marine SONAR and SONAR/ GPS Combination. A critical component to our continued growth is aftermarket marine electronics upgrades by existing fishing and recreational boaters. Similar to computer users upgrading memory, processing speed and screen sizes, fishermen and recreational boaters often upgrade the electronic systems on their boats in order to keep up with the most advanced technology. Sales of our SONAR and SONAR/ GPS combination products grew by 10.8% in fiscal 2002, 16.4% in fiscal 2003 and 26.8% in fiscal 2004.

Marine GPS. Inland, coastal and offshore sport fishermen as well as boaters and commercial vessels have multiple uses for GPS receivers that range from worldwide navigation to locating and returning to a favorite fishing or mooring spot. According to Frost & Sullivan, the GPS Marine Market is expected to grow from $266 million in 2003 to $407 million in 2008, representing a CAGR of 8.9%.

General consumer GPS. Handheld, portable and fixed-mount GPS products with detailed street map displays, points-of-interest databases and “turn-by-turn” guidance currently offer navigational assistance to drivers around the world. Additionally, hikers, hunters, campers and bikers use GPS receivers recreationally to navigate through rural and wilderness terrain. GPS systems allow users to pinpoint their positions, map their routes and save specific locations to memory in order to return to those locations at a later time. According to Frost & Sullivan, the GPS land market is expected to grow from approximately $2.2 billion in 2003 to approximately $5.6 billion in 2008, representing a CAGR of 20.3%. The GPS land market is expected to expand from 64.4% of the total GPS market in 2003, to 74.5% in 2008.

Aviation GPS. In the aviation sector, the technological advancement of portable GPS has resulted in significant cost savings due to direct routings to destinations and increases in safety and air traffic control system efficiency. Many general aviation users are installing GPS airborne receivers for use in en route, terminal area and non-precision approach operations. Likewise, many aviation authorities have realized that GPS offers a navigation service that is equal to, and in some respects better than, the existing ground-based systems and are taking the necessary steps to allow for more advanced use of GPS within their respective airspace. We believe these factors will reduce aviation VFR (visual flight rules) users’ reliance on the existing air traffic control system. According to Frost & Sullivan, the GPS aviation market is expected to grow from $149 million in 2003 to $201 million in 2008, a CAGR of 6.2%.

Our key growth strategies

Our key growth strategies are based on our ability to continually develop technological innovations for products in our core markets and to expand our product lines into other applicable end-user markets. Additionally, we must efficiently utilize our existing manufacturing facility and take advantage of our inherent operating leverage. We are focused on research and development of new technologies that will enhance the performance and quality of our products. Over the past 47 years we have maintained our position as a leader in the markets we serve by seeking to be first-to-market with new product enhancements. We intend to expand our position by implementing the following strategies:

• Continue to introduce new and enhanced products in our core markets

We believe our future success depends upon our ability to be first-to-market with technological advances and consistently deliver new products that provide value-added enhancements to our core markets. Historically, one of our main priorities has been to bring new products and technologies quickly to market. This is evidenced by our increase in new product introductions in recent years from ten in fiscal 2001, 12 in fiscal 2002, 28 in fiscal 2003 to more than 30 new products in fiscal 2004.

We intend to continue this focus on research and development, and the introduction of new products in all of our core markets as set forth below.

• Marine

In fiscal 2005, we intend to introduce a series of multi-function gauges and an integrated system which is compatible with the National Marine Electronics Association standard for data transmission. This highly intelligent electronic system will permit various networks of multiple instruments (e.g., SONAR/ GPS, radar, autopilot, radio, etc.) and provide the ability to display digital data transmitted from boat engines in multiple formats to accommodate a consumer’s preference. We are also engaged in on-going research and development projects, which we believe will allow us to expand our current marine product offerings to cover a full suite of boat instruments within the next 24 months. Our marine SONAR and SONAR/ GPS combination products revenue grew $18.9 million in fiscal 2004 compared to fiscal 2003.

• General consumer products

We are extremely focused on enhancing our product offerings in the handheld and portable GPS market. In addition to the new fiscal 2004 products we are currently shipping, we intend to ship an additional seven new handheld and two new portable GPS products in fiscal 2005, which begins August 1, 2004. Over half of these new fiscal 2005 products will include audible turn-by-turn driving instruction capabilities for the United States, Canada and Europe. We will utilize our existing distribution channels for these new GPS products since sporting goods outlets and general merchants have effectively distributed our products, as exemplified by the fact that these distribution channels accounted for approximately 46% of our revenue during fiscal 2004. Our general consumer products revenue grew $3.5 million in fiscal 2004 compared to fiscal 2003.

• Aviation

We announced and shipped two new aviation GPS products in the first nine months of fiscal 2004. We have also announced an additional color aviation GPS product which is scheduled for shipment in the first quarter of fiscal 2005. Our aviation products revenue grew $1.7 million in fiscal 2004 compared to fiscal 2003.

•	Expand our existing technologies into new end-user markets

We believe that there is a significant growth opportunity to apply the technologies currently found in our core product set to alternative product lines which will appeal to new end-user markets. For example, we see significant opportunities in automotive turn-by-turn applications, additional hand-held GPS applications and various industrial, governmental and commercial applications. Specifically, we are developing a portable, specialized, on-dash automotive turn-by-turn GPS product, which we expect to begin shipping in November 2004.

•	Capitalize on our operating efficiencies and increase utilization of our existing manufacturing capabilities

We believe we have a competitive advantage with our integrated design engineering and manufacturing processes, allowing us to adjust our product mix according to market demand and ensuring high-quality production. By controlling a significant portion of design engineering and manufacturing processes, we expect to continue to benefit from increased speed to market. We intend to capitalize on our technological advancements by rapidly providing new product enhancements and product lines to the market.

We are poised to take advantage of the significant leverage inherent in our operations. We have the capacity to more than double our production in our Ensenada, Mexico manufacturing facility. We believe this increase is possible without significant increases in fixed costs due to available manufacturing capacity during our off-peak season. By adding certain non-seasonal products to our product set, we expect to utilize this operating leverage and smooth our production, while decreasing volatility in our sales and earnings. Expansion into non-seasonal and counter-seasonal markets would allow us to spread our fixed manufacturing costs over a larger base of products, thereby increasing the gross margins across our entire product mix.

Products

We design products that provide high-performance features at highly competitive prices. We have established a reputation as a high quality, technologically advanced innovator in the industry for the past 47 years. For 2004, we are marketing the widest lineup of Eagle and Lowrance SONAR and GPS products in our 47-year history, including 18 Eagle and 45 Lowrance products. Our current primary product markets include marine, general consumer and aviation, with additional sales of related accessories and mapping software for all three markets.

Marine

Our marine products are extremely durable, completely waterproof and are designed to withstand harsh cold, hot and salt-spray environments. Our products are designed specifically for inland and coastal sport fishermen interested in the size, depth and location of individual game fish, thermoclines, or underwater structure (e.g., drop-offs, channels, humps, tree stumps and rock piles), as well as the location of large schools of baitfish. The retail price points of our marine products range from $79 to $2,499.

In fiscal 2004, we launched our new Lowrance “M” (Marine) Series of SONAR/ GPS domestic and international products. The M Series offers some of the highest resolution screens in the industry at its price points which start at $319 for monochrome models and $419 for color models, all with detailed built-in digital mapping. In addition, we expanded our Eagle line of products with the release of a combination SONAR/ GPS unit at a breakthrough price point of $199.

We also introduced new Lowrance enhanced color SONAR and combination models which are highly visible in direct sunlight. The price points range from a highly competitive $549 to $749, making them very attractive to inland, coastal and Great Lakes fisherman and boaters.

General consumer

We currently market three cost-effective handheld GPS mapping models for outdoor recreational use (e.g., camping, hunting, backpacking and fishing) and vehicular (e.g., auto, SUV, ATV and RV) navigation applications. The handheld mapping units are sold under the iFINDER product family name and can be used for marine applications as well. All models come with a built-in background map that provides coverage of major cities, highways, lakes, rivers and coastal areas of the United States, including navigation aids and wrecks/obstructions, plus interstate exit services. Price points for the handhelds range from $149 to $329.

We recently enhanced our two newest iFINDER models, the iPro and H2O, to include higher-resolution screens, white light emitting diode (LED) backlighting and dual micro-processors for faster screen updates/scrolling. The H2O is a totally waterproof handheld model. Each handheld has one slot for insertion of an industry-standard digital media card (MMC/ SD) for recording GPS trip details, or for use of pre-programmed, plug-&-play, higher-detail mapping options. We also offer models packed with CD-ROM software and hardware accessories that permit consumers to make unlimited custom maps downloadable from CD to digital media cards.

In addition to the handheld portable models, we also manufacture six larger fixed-mount mapping models in the GlobalMap Series designed for navigational guidance on water or land. These larger models with monochrome or color displays feature diagonal screen sizes from 5” to 10.4”. They feature the same built-in background map coverage previously discussed for the handhelds. Moreover, most of these models are packaged with the exclusive MapCreate CD software with two million searchable points-of-interest such as restaurants, hotels, airports, marinas, emergency services and shopping. The GlobalMap models all have from one to two slots for use of pre-programmed, plug-&-play, electronic charts including Lowrance FreedomMaps and Navionics HotMaps charts for users that do not have or make use of computer map-making. Price points for this product series range from $449 to $1,899.

Aviation

In 2004, we announced three new portable avionics models, the AirMap 500, AirMap 1000 and the AirMap 2000c. Two models featuring high resolution monochrome displays are currently shipping to specialty aviation retailers. The AirMap 500 is a handheld model with a Moving Map, Jeppesen aviation database, exclusive obstructions database and has plug-&-play digital media card (MMC/ SD) capability. The AirMap 1000 is a larger portable model with larger display and additional features including the exclusive new Airport Orientation and Horizontal Situation Indicator (HSI) steering guidance navigational displays, as well as digital media card capability. In the first quarter of fiscal 2005, we intend to deliver a new color portable model, the AirMap 2000c. It will pack all of the aviation-specific features of the two monochrome models into a color display model that will be highly visible in direct sunlight.

All three AirMap models are true “buy-&-fly” values in that they will be packaged with the important accessories pilots need: the Jeppesen and Obstructions databases on one 32MB digital media card; MapCreateTMmapping software with two million searchable points-of-interest; memory card reader/writer; remote amplifying antenna; control yoke and windscreen mounting systems; cigarette plug power adapter; and AA batteries. The new AirMap 2000c can also be used for land-based navigation, such as in rental vehicles.

Accessories

In addition to our SONAR and GPS products, we offer a broad set of accessories such as transducers, water temperature/boat speed/distance traveled sensors, cables, portable power packs, ice fishing accessories, GPS antenna/receivers, detailed mapping CD-ROM software, reusable digital media cards, a PC computer memory card reader/writer, power adapter cables and various mounting brackets.

Product research and development

We believe that our successful operations and strong competitive position are dependent to a great extent upon our ability to anticipate and react to the technological innovations inherent within our industry. As a result, we devote a substantial portion of our resources to developing new products and enhancing existing product offerings. Our research and development expenditures, which primarily consist of personnel and personnel related costs, were $2.7 million in fiscal 2002, $4.2 million in fiscal 2003 and $5.3 million in fiscal 2004. As of July 31, 2004, we employed approximately 35 design engineers. To augment our continued investment in product research and development, we utilize several manufacturing and design technologies, which have been essential to the development of our breakthrough SONAR and GPS products. These technologies have allowed us to reduce our material and manufacturing costs and have provided improved product performance. They include:

• Computer Aided Design (CAD) systems,
• Application Specific Integrated Circuits (ASICS),
• Tape Automated bonding (TAB),

• Chip-On-Flex (COF),
• Chip-On-Glass (COG),
• System-On-Chip (SOC) and
• Liquid Crystal Display (LCD) assembly.

For fiscal 2003, we announced 26 new models and delivered 28 new Lowrance and Eagle products, more than we have ever introduced in a single model year. For fiscal 2004, we announced 26 new models and introduced a total of over 30 new Lowrance and Eagle products. There can be no assurance that we will be able to maintain and execute such an aggressive design schedule in the future.

Manufacturing

During fiscal 1997, we expanded our production operation in Mexico by consolidating our existing manufacturing operations in Ensenada, Mexico, which began in 1993, into a newly constructed leased facility that is leased through September 30, 2006. We have purchase options on both the Ensenada facility and adjacent undeveloped land through September 30, 2006. We may renew the leases and the purchase options for four additional terms of five years each on the terms set forth in the lease and purchase option agreements. The purchase prices under both options escalate annually by 3% each October 1. As of July 31, 2004, the combined purchase price of both options was approximately $5.6 million. We expect to exercise both of our purchase options before they expire. Currently, we utilize 86,000 square feet of manufacturing space within the 108,000 square feet we presently occupy. From fiscal 1997 through fiscal 2000 we transitioned the balance of our United States automated high-technology manufacturing to our new Ensenada plant. We currently manufacture, test and package all of our products in Ensenada. Our highly qualified Ensenada technical staff is comprised of 101 college graduates, including a total of 70 engineers. Of the 70 engineers, there are 18 design/software engineers; 9 test engineers; 18 manufacturing engineers; 3 quality control engineers; and 22 industrial engineers.

The manufacturing process primarily involves the use of automated surface mount technology (SMT) equipment in the placement of electronic components on printed circuit boards and the assembly of other component parts purchased from suppliers. Quality control and functional testing, including component testing, sub-assembly testing and final testing of finished products are an integral part of our manufacturing process.

Sales and marketing

We market and sell our products worldwide through a combination of sporting good stores, mass merchants, mail-order catalogs, wholesalers, boat dealers and OEM boat manufacturers. Education of the consumer is important due to the high-tech nature of our products. Our internet websites play a major role in educating consumers about our product lines. The information included on these websites is not a part of this prospectus. We also educate and support the sale of our products through technical product promotion, technical selling, participation in industry tradeshows and after-sales support.

We believe our dual-brand (Lowrance and Eagle) marketing strategy allows us to attract a broader range of consumers and more effectively attract new customers. We sell our Lowrance line primarily to retailers, wholesalers and boat manufacturers (OEMs) who provide technical installation and product operation assistance to the consumer. We sell the Eagle line primarily through mass merchants, mail-order catalog companies, retail sporting goods stores and wholesalers that do not usually provide technical assistance to the consumer.

LEI Extras, Inc., a wholly-owned subsidiary, allows consumers to purchase accessories that might not be stocked by a dealer via the internet, toll-free phone or mail-order.

We sell to over 1,480 customers in 43 countries. Some of our largest United States customers include Bass Pro Shops, Bell Industries, Cabela’s, Wal-Mart and Boaters World. The two largest international markets for our products are Canada and Australia, where we maintain our own warehouses. Our products are carried in a number of retail giants including the large European sporting goods retailer, Decathlon. Since fiscal 2001, no customer has accounted for over 10% of our net sales.

Customer service

Substantially all of our products are sold with a full one-year warranty. We emphasize “service after the sale” in connection with our products by providing free shipping, through a prepaid Return Authorization (R.A.) system, when requested by consumers located in the United States electing to return their units to us for warranty repairs. Warranty and non-warranty repairs are available from our plant in Tulsa, Oklahoma, with “depot” inventories maintained in foreign countries to handle warranty issues in a timely manner. Because technology in the electronics industry changes rapidly, creating obsolescence in repair components, we have developed a program that generally allows consumers either repair or the ability to upgrade for products manufactured within the past five years. We also offer two-year extended warranties for an additional one-time fee through our LEI Extras, Inc. subsidiary.

Intellectual property

Our technical and proprietary expertise and the continuation of technological advances have resulted in our being a leader in the design, manufacture and marketing of SONAR and GPS products. Our strategy is to predict future changes in the market and to strive to be first to design and develop new products incorporating the technological advances for, and to introduce these new products into, the rapidly changing markets. In those circumstances where the life cycle of the new products or technological advances is of sufficient length, we seek to protect our proprietary interests and markets through the patent process. As of July 31, 2004, we had five issued design patents, ten issued utility patents and two patent applications pending in the United States. All of our patents have been assigned to secure our revolving credit line. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

We also rely on a combination of copyright, trademark, trade secret and contractual provisions to protect our proprietary rights. We have more than 40 active trademark registrations with the United States Patent and Trademark Office including the Lowrance trademark and the Eagle trademark with accompanying logos. We also have more than 50 trademark registrations in 19 foreign countries, and have three applications pending for trademark registrations in two foreign countries. We also enter into patent, trade secret and confidentiality agreements with our employees that require them to disclose to us any inventions they create during employment, that convey all rights to inventions to us and that restrict the distribution of proprietary information.

We license certain databases from third parties for use in our GPS products in the marine, general consumer and aviation markets. We convert the data into a format which allows our software interfaces to provide user-friendly access to the detailed water, land, points of interest and aviation data. We license both domestic and international data.

Suppliers and materials

During fiscal 1997, we expanded our production operation in Mexico by consolidating our existing manufacturing operations in Ensenada, Mexico, into a newly constructed leased facility. The manufacturing process primarily involves the assembly of component parts purchased from suppliers. We purchase certain components from sole or limited source providers, some of which are located in foreign countries. See “Risk factors” relating to sole source providers.

Certain component parts of our products are technologically advanced and/or specifically designed by us for our exclusive use and thus are presently available only through single-source suppliers, some of which are located in foreign countries. Certain other component parts are available from a number of suppliers, but we largely rely on single-source suppliers for these parts. Purchasing from a single source in these instances allows us to have more consistent quality and to receive quantity discounts and permits us to establish long-standing relationships with our suppliers. We believe long-standing relationships lead to better performance with suppliers by shortening delivery time, improving quality and fostering a better understanding of an adaptation to the nature of our needs and the suppliers’ capabilities.

With respect to plastic component parts, such as the housings for our units, because of the expense, we generally maintain only one mold for each plastic part. Although typically we own each mold and could move it to another supplier, we are limited to one concurrent supplier.

We have never experienced a substantial interruption in product distribution due to unavailability of, or delay in, receiving component parts, which has resulted in the loss of any material amount of sales. To protect against interruptions and loss of sales, we maintain a limited amount of safety inventory of component parts and some insurance coverage against loss of supply. We limit the amount of safety stock to avoid the cost of carrying raw material inventory and problems associated with obsolescence. To further protect against interruptions, we are selective of our suppliers and, with limited exceptions, rely upon those who are substantial in size, strong financially, and offer proven track records and experience.

Seasonality and working capital management

Our current business is seasonal, with a concentration of revenue in the months of January through May each year due to marine consumer purchases in anticipation of the fishing and boating seasons. We normally manufacture our products in anticipation of, and not in response to, customer orders and fill orders within a short period of time after receipt. Thus, we must maintain inventories of finished goods to fill orders promptly. We are subject to customer demands, which may not correlate with our forecasts utilized to schedule the inventory production. Our working capital needs fluctuate as a result of our current seasonality.

Competition

The marine, consumer and aviation markets in which we compete are highly competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Competition in the markets for our products is based upon a number of factors including quality, technological development, performance, service and price. We encounter competition from a number of domestic and foreign competitors. We compete with a variety of competitors in each of our target markets and we encounter some of the same competitors in each market.

The primary basis for competition in the marine sports fishing and recreational boating market is technological innovation and price. In order to maintain our competitive position, we must continue to enhance and improve our products and anticipate rapid, major technological innovations and changes within the industry. Presently, there are more than ten competitors worldwide in this market including Humminbird (Techsonic Industries), RayMarine, Garmin International and Furuno Electronic Company.

The general outdoor consumer hand-held GPS mapping market has expanded rapidly over the past several years. Target markets for these products include, but are not limited to, camping, hunting, hiking, cross-country skiing, automotive, snowmobile, RV and off-road vehicles, plus general business and pleasure travel (in addition to marine and aviation use).

The two primary competitors in the GPS market are Garmin International, Inc. and the Magellan product line of Thales Navigation. Both companies have introduced and marketed several non-mapping products retailing for under $150 and were among the first to market handheld GPS products. The two companies also offer a full range of higher priced products with more features than their lower priced models.

Our principal competitor in the marketing of portable aviation GPS mapping products is Garmin.

Employees

As of July 31, 2004, we employed 991 people of whom approximately 789 were involved in manufacturing, quality and materials. Of the 789 employees involved in manufacturing, quality and materials, 56 employees are located in our headquarters in Tulsa and 733 are located in our leased manufacturing facility in Ensenada, Mexico. The remaining 202 employees were engaged in research and development, sales and marketing and administration. Additionally, we retain, on a part-time basis, over 200 independent contractors, or “Pro-Staff”, who assist in promoting our products. We have never experienced a work stoppage and none of our employees are represented by an outside union organization. Electronica Lowrance, our Mexican subsidiary, has a collective work agreement with Guadalupe Victoria Union, a company sponsored union. Company sponsored unions are common in Mexico. Management considers our employee relations to be satisfactory.

Properties

We have maintained our corporate offices at 12000 East Skelly Drive, Tulsa, Oklahoma, since 1970. Our facility includes a 116,000 square foot building and approximately 23 acres of land.

We lease a 108,000 square foot manufacturing facility in Ensenada, Mexico that is leased through September 30, 2006. We have purchase options on both the Ensenada facility and adjacent undeveloped land through September 30, 2006. We may renew the leases and purchase options for four additional terms of five years each on the terms set forth in the lease and purchase option agreements. The purchase prices under both options escalate annually by 3% each October 1. As of July 31, 2004, the combined purchase price of both options was approximately $5.6 million. We expect to exercise both of our purchase options before they expire. We presently are using approximately 86,000 square feet for manufacturing, including a 42,000 square foot, dust-free, atmospherically-controlled, manufacturing area. The unused portion of the current building is available for expansion. The building was also designed for additional expansion. In addition, we lease 12,000 square feet of warehouse space in Ensenada.

We also lease 2,500 square feet and 3,500 square feet of warehousing, shipping and office facilities in Australia and Canada, respectively.

We believe that our facilities and equipment are well suited to our needs and are properly maintained. Our current manufacturing facilities are sufficient to allow for significantly increased production with little capital investment. We believe we operate the facilities and equipment in substantial compliance with all current regulations. All the facilities and equipment are, in our opinion, adequately insured.

Legal proceedings

From time to time we may become involved in litigation relating to claims arising from our ordinary course of business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Management

Executive officers and directors

Set forth below is a list of our executive officers and directors as of September 7, 2004, together with brief biographical descriptions.

Name	Age	Position

Darrell J. Lowrance(2)	65	Founder, President, Chief Executive Officer and Director
M. Wayne Williams(1)	67	Director
George W. Jones(1)	66	Director
Jason C. Sauey(1)	43	Director
Ronald G. Weber	59	Executive Vice President
David A. Craig	40	Senior Vice President of Engineering and Manufacturing
Larry B. Toering	42	Senior Vice President of Sales and Marketing
Bob G. Callaway	61	Vice President of Marketing
Jane M. Kaiser	44	Vice President of Customer Operations
Mark C. McQuown	52	Vice President of Sales
Douglas J. Townsdin	41	Vice President of Finance and Chief Financial Officer

(1) Member of audit, compensation and nominating committees.

(2) Member of nominating committee.

Darrell J. Lowrance, a founder, has been with us since our formation in 1957. He has served as President and Chief Executive Officer and a Director since 1964, and is active in the day to day operations. During 1983 and 1984, Mr. Lowrance served as President of the American Fishing Tackle Manufacturer’s Association (AFTMA). In July 1988, Mr. Lowrance returned to the Board of Directors of AFTMA, a position he previously held from 1978 through 1986. Additionally, in April 1989, Mr. Lowrance was elected as a director of the National Association of Marine Products and Services.

M. Wayne Williams, a retired CPA, has served as a director since August 2002. He was employed by Electronic Data Systems (EDS) from 1976 until his retirement in 1996. While at EDS, he was responsible for the preparation of company financial statements in accordance with GAAP, as well as the overview of all Securities and Exchange Commission (SEC) reporting. He was also responsible for statutory, contract and GAAP reporting for EDS’s wholly-owned insurance subsidiary. Prior to EDS, he was an audit manager with the accounting firm of Touche Ross & Co., working in audit, tax and consulting.

George W. Jones has served as a director since April 2001. Mr. Jones is a retired Vice President for The Equitable of New York, a national financial services provider. He holds the designation of Chartered Financial Consultant awarded by the Society of Financial Service Professionals.

Jason C. Sauey has served as a director since May 6, 2004. Mr. Sauey has been President of Flambeau, Inc., a proprietary products marketer and contracts plastics manufacturer, since 1992. Mr. Sauey joined Flambeau, Inc. in 1985 as marketing manager and was subsequently promoted to Vice President of Marketing in 1986. In addition, Mr. Sauey is a director of Flambeau, Inc., as well as its parent holding company, The Nordic Group of Companies.

Mr. Sauey received his Masters of Business Administration from the University of Chicago School of Business in 1985.

Ronald G. Weber has served as Executive Vice President since June 2004 and Executive Vice President of Engineering and Manufacturing from July 2000 until June 2004. Prior thereto, Mr. Weber was the Senior Vice President of Engineering since 1980 and was subsequently promoted to Executive Vice President of Technology and Engineering in December 1993.

David A. Craig has served as Senior Vice President of Engineering and Manufacturing since June 2004. Prior thereto, Mr. Craig was the Engineering Manager of Project Engineering and Component Evaluation since July 2002. From October of 1999 until July 2002, Mr. Craig was employed by WorldCom as a Senior Engineer. Mr. Craig joined Lowrance in June 1992 and was a Senior Design Engineer/ Project Engineer when he joined WorldCom in October 1999.

Larry B. Toering has served as Senior Vice President of Sales and Marketing since June 2004. Mr. Toering was the Director of Aviation Product Sales from April 2003 through June 2004 and was North American Sales Manager from June 1997 through November 1999. From November 1999 through June 2004, Mr. Toering was also a captain with American Airlines.

Bob G. Callaway has served as Vice President of Marketing since March 2000. Mr. Callaway joined Lowrance in August 1987 as Manager of Video Communications and was promoted to Director of Video Communications in October 1993. He subsequently joined Addvantage Media as Vice President—Field Service Group in March 1997. He worked as a freelance marketing consultant from October 1998 and in July 1999 joined T.D. Williamson as Manager of Marketing Resources before returning to Lowrance in March 2000.

Jane M. Kaiser has served as Vice President of Customer Operations since February 2000. Prior thereto, Ms. Kaiser was Director of Customer/ Sales Service from August 1997 to February 2000. Ms. Kaiser originally joined us in May 1995 as Cost Productivity Analyst and was subsequently promoted to Director of Cost Productivity in December 1995. Prior to joining Lowrance Electronics, Ms. Kaiser was employed by Kimberly-Clark for nine years. Ms. Kaiser holds an MBA from Oklahoma State University and a CPA from the state of Illinois.

Mark C. McQuown has served as Vice President of Sales since February 2000. Prior thereto, Mr. McQuown was Director of Sales from August 1997 to February 2000. Mr. McQuown joined us in June 1984 as a Zone Sales Manager and was subsequently promoted to Regional Sales Manager in June 1988, Director of International Sales in February 1995 and Director of International, Government and Industrial Sales in June 1996.

Douglas J. Townsdin has served as Vice President of Finance and Chief Financial Officer since March 2000. Prior thereto, Mr. Townsdin was a Senior Manager with Arthur Andersen LLP from 1990 to March 2000.

All of our officers are elected annually at an organizational meeting of the Board of Directors immediately following the annual meeting.

Board composition

Our Board of Directors currently consists of four members— Messrs. Lowrance, Williams, Jones and Sauey. Messrs. Williams, Jones and Sauey are not, and have never been, employees of our company or any of our subsidiaries and are each independent directors as defined by Rule 4200(a)(14) of The Nasdaq National Market listing standards. Our bylaws provide that the

Board of Directors shall consist of four members, which may be changed by resolution of the Board of Directors.

Committees of our Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nominating committee.

Audit committee

We have a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. Our audit committee, consisting of Messrs. Williams, Jones and Sauey, is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Audit committee financial expert

Our Board of Directors has determined that we have at least one audit committee financial expert serving on its audit committee. M. Wayne Williams, the financial expert, is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Compensation committee

The compensation committee consists of Messrs. Williams, Jones and Sauey, each of whom are independent directors. The compensation committee makes decisions and recommendations regarding salaries, benefits and incentive compensation for our officers.

Nominating committee

Our nominating committee consists of Messrs. Williams, Jones, Sauey and Lowrance. The nominating committee identifies and submits for approval to the Board of Directors individuals qualified to serve as members of our Board of Directors. The nominating committee also submits director nominees for our annual meetings of stockholders to the Board of Directors for their approval. Mr. Lowrance is expected to resign from the nominating committee upon the sale of his shares in this offering.

Compensation committee interlocks and insider participation

None of our executive officers serve as members of the compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors. In addition, no interlocking relationship exists between any member of our Board and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past.

Employee contracts and termination of employment and change-in-control arrangements

Employment and severance arrangements

We have entered into employment agreements with Bob G. Callaway, Mark C. McQuown, Douglas J. Townsdin and Jane M. Kaiser. The summary of such employment agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the employment agreements, as amended. The initial term of each employment agreement was for a period of 24 months. The term of each employment agreement was automatically renewed for an additional 24 months. On April 7, 2004, each agreement was extended for an additional one-year term expiring on April 7, 2005. Under the terms of the employment agreements, if the employment of any executive is terminated other than for “cause” (as defined therein), then each such executive would be entitled to payment of his or her salary in accordance with our standard payroll practices for the remainder of the initial term of the agreement or a period of twelve months, whichever is longer. If the employment of the executive is terminated upon a change of control (as defined therein), then each such executive would be entitled to a lump sum payment equal to 24 months of his or her salary. As of July 31, 2004 the maximum aggregate amount of cash benefits payable to each executive would be $331,000 for Mark C. McQuown, $325,000 for Douglas J. Townsdin, $324,000 for Bob G. Callaway and $312,000 for Jane M. Kaiser.

Retirement plan

The Lowrance Savings Plan and Trust, our retirement plan, requires us to contribute to the retirement plan up to 6% of each participant’s salary annually. Participants include all of our employees, including executive officers, who have completed one year of employment with at least 1,000 hours of service. We make a fixed contribution of 3% of each participant’s salary. In addition, if an employee makes voluntary contributions, we will make additional contributions equal to 50% of each dollar contributed by the employee, not to exceed 3% of the employee’s compensation. Each participant’s interest in our contributions vests fully over a period of seven years. Generally, a participant’s interest in our contributions may be withdrawn only upon termination or in certain hardship situations.

Director and executive compensation

Compensation of directors

Each director receives compensation of $12,000 per year, an additional fee of $1,500 for each meeting of the Board of Directors and $750 for each committee meeting attended. All directors are reimbursed for certain reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or committee meetings.

Executive compensation

The following table sets forth the aggregate compensation earned by our executive officers listed for services rendered to us in all capacities for the fiscal years ended July 31, 2004, 2003 and 2002.

			(1)	(2)	(3)		(4)
					Securities
					underlying
				Other annual	options/
	Fiscal	Salary	Bonus	compensation	SARS		All other
Name of individual/principal position	year	($)	($)	($)	(#’s)		($)

Darrell J. Lowrance	2004	441,100	373,800	—	—		43,300
President and Chief	2003	429,200	304,700	—	—		29,900
Executive Officer	2002	429,200	193,100	—	—		31,000

Ronald G. Weber	2004	259,800	120,000	—	—		11,800
Executive Vice President	2003	253,700	118,000	—	—		11,600
	2002	251,100	50,700	—	34,453	(5)	12,400
					115,547	(6)

David A. Craig	2004	88,000	8,200	—	—		2,600
Senior Vice President	2003	78,500	—	—	—		—
of Engineering and	2002	1,400	—	—	—		—
Manufacturing

Larry B. Toering	2004	91,000	8,200	—	—		1,400
Senior Vice President of	2003	12,500	—	—	—		—
Sales and Marketing	2002	—	—	—	—		—

Mark C. McQuown	2004	163,400	75,200	—	—		12,000
Vice President of Sales	2003	159,000	74,000	—	—		11,600
	2002	159,000	31,800	—	25,000	(5)	9,900

Bob G. Callaway	2004	160,000	73,700	—	—		10,700
Vice President of Marketing	2003	155,700	72,400	—	—		11,000
	2002	155,700	31,100	—	25,000	(5)	8,800

			(1)	(2)	(3)		(4)
					Securities
					underlying
				Other annual	options/
	Fiscal	Salary	Bonus	compensation	SARS		All other
Name of individual/principal position	year	($)	($)	($)	(#’s)		($)

Jane M. Kaiser	2004	154,200	71,000	—	—		10,800
Vice President of Customer	2003	150,000	69,700	—	—		10,600
Operations	2002	148,300	30,000	—	25,000	(5)	8,800

Douglas J. Townsdin	2004	160,500	74,000	—	—		12,000
Vice President of Finance	2003	156,200	72,600	—	—		11,600
Chief Financial Officer	2002	156,200	31,200	—	25,000	(5)	8,600

(1) Our Executive Bonus Plan for fiscal year 2004 provided for a performance bonus pool measured entirely on the basis of our pretax, prebonus earnings compared to targeted pretax, prebonus earnings. This bonus pool was to be divided, based on certain predetermined percentages, between our President and Vice Presidents. In order to earn any performance bonus, it was necessary for pretax, prebonus income to exceed $3.8 million, which we achieved and, accordingly, performance bonuses of approximately $595,000 were paid. The Executive Bonus Plan for fiscal year 2004 also provided for discretionary bonuses for executive officers. The discretionary bonuses for the executive officers, except the President, are granted at the recommendation of the President on the basis of individual performance not to exceed 15% of their respective salaries. The discretionary bonus for the President is granted by the Compensation Committee of the Board of Directors, not to exceed 15% of his salary. The President and the Compensation Committee of the Board of Directors did exercise their right to recommend discretionary bonuses for our executive officers. Accordingly, discretionary bonuses of approximately $209,000 were paid.

(2) The remuneration described in other annual compensation includes the cost of benefits furnished to the executive officers, including premiums for life and health insurance, personal use of our automobiles or automobile allowances and other personal benefits provided to such individuals that are extended in connection with the conduct of our business. Reported amounts represent what the executive officers received in other compensation in excess of 10% of such officer’s cash compensation in the form of salary and bonus or in excess of $50,000.

(3) Refer to the description below for a complete discussion of the stock options that the Board of Directors awarded under the 2001 Stock Option Plan, contingent upon Shareholder approval. Such shareholder approval was given on December 11, 2001.

(4) Other compensation resulted from contributions to the Lowrance Savings Plan and Trust on behalf of the listed executive officers. Also included are director’s fees of $31,500, $18,000, and $20,000 paid to Mr. Lowrance and $0, $0, and $2,000 paid to Mr. Weber in 2004, 2003 and 2002, respectively.

(5) Incentive stock options awarded under the 2001 Stock Option Plan. Refer to the description below for a complete discussion of this plan.

(6) Non-qualified stock options awarded under the 2001 Stock Option Plan. Refer to the description below for a complete discussion of this plan.

Stock option plans

On July 2, 2001, we adopted the 2001 Stock Option Plan which provides for a maximum of 300,000 common shares available for issue. The plan, as amended, provides for incentive stock options, non-qualified stock options and stock appreciation rights and is designed to serve as an incentive for attracting and retaining qualified, competent employees and directors. Depending upon the type of option, the options and stock appreciation rights granted cannot have terms greater than ten years and six months. The plan, as amended, requires incentive stock options to be granted at an option price of not less than 100% of the fair market value of our common stock at the date of grant. The plan, as amended, is administered by the compensation committee and was approved by the stockholders at the annual meeting held December 11, 2001. As of September 7, 2004, seven persons were eligible for consideration to receive options under the 2001 Stock Option Plan, as amended.

On July 25, 2001, the compensation committee recommended and the Board of Directors approved that a total of 134,453 incentive stock options be granted and 115,547 non-qualified stock options be granted under the 2001 Stock Option Plan, all at an exercise price of $2.67, the fair market value on the date of grant. Under the terms of the stock option agreements, as amended April 23, 2004, signed by each of the five persons to whom options were granted, their respective options may be exercised in whole or in part only upon or after the first to occur of the following events: (i) the occurrence of any transaction by which Darrell J. Lowrance sells 50% of the shares he then owns directly in a private placement, registered public offering or through Rule 144 sales; (ii) upon the sale by us of all or substantially all of our assets and operations to a third party; or (iii) on or after July 24, 2010.

The following table sets forth information concerning the exercise of stock options during fiscal 2004 by each of the named executive officers and the fiscal year-end value of unexercised options.

Aggregated option exercises in last fiscal year and fiscal year-end option values

			Exercisable number of			Value of unexercised
			securities underlying			in-the-money options
			unexercised options at			at fiscal year-end July 31,
			fiscal year-end July 31, 2004			2004
	Shares
	acquired on	Value
Name	exercise	realized	Exercisable	Unexercisable		Exercisable	Unexercisable

	(#)	($)	(#)	(#)		($)	($)

Darrell J. Lowrance	—	—	—	—		—	—
Ronald G. Weber	—	—	—	34,453	(1)	—	841,342
	—	—	—	115,547	(2)	—	2,821,658
David A. Craig	—	—	—	—		—	—
Larry B. Toering	—	—	—	—		—	—
Bob G. Callaway	—	—	—	25,000	(1)	—	610,500
Jane M. Kaiser	—	—	—	25,000	(1)	—	610,500
Mark C. McQuown	—	—	—	25,000	(1)	—	610,500
Douglas J. Townsdin	—	—	—	25,000	(1)	—	610,500

(1) Incentive Stock Options

(2) Non-Qualified Stock Options

Certain relationships and related transactions

Since July 31, 2002, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section captioned “Management” and the item described below.

Liability insurance

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Principal and selling stockholders

The following table sets forth certain information regarding beneficial ownership of the common stock as of September 7, 2004 and as adjusted to reflect the sale of common stock offered hereby by:

• each of our directors;

•	our Chief Executive Officer and our executive officers; and

• all of our directors and executive officers as a group.

Other than Mr. Lowrance, no person owns more than 5% of our outstanding common stock.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investing power with respect to their shares of common stock, except to the extent such power is shared by spouses under applicable law or described in the footnotes below.

	Shares beneficially				Shares beneficially
	owned prior to this		Shares to		owned after this
	offering(1)		be sold		offering(1)
			in this
Name of beneficial owner	Number	Percentage	offering		Number		Percentage

Darrell J. Lowrance	1,908,123	50.7%	1,000,000		908,123		18.5%
Ronald G. Weber	36,645	1.0%	97,816	(2)	77,871	(3)	1.6%
George W. Jones	20,000	*	10,482		9,518		*
M. Wayne Williams	8,500	*	—		8,500		*
Jason C. Sauey	—	—	—		—		—
David A. Craig	—	—	—		—		—
Larry B. Toering	—	—	—		—		—
Bob G. Callaway	—	—	13,102	(2)	10,430	(3)	*
Jane M. Kaiser	—	—	13,102	(2)	10,430	(3)	*
Mark C. McQuown	100	*	13,154	(2)	10,478	(3)	*
Douglas J. Townsdin	—	—	13,102	(2)	10,430	(3)	*
All directors and executive officers as a group (11 persons)	1,973,368	52.5%	1,160,758		1,045,780		20.9%

* Less than one percent of class

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 7, 2004 are deemed outstanding. Percentage of beneficial ownership is based upon 3,761,196 shares of common stock outstanding prior to the offering and 4,911,420 shares of common stock outstanding after the offering, as of September 7, 2004. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the directors, executive officers and 5% stockholders in this table is as follows: c/o Lowrance Electronics, Inc., 12000 East Skelly Drive, Tulsa, Oklahoma 74128.

(2) Shares listed are part of the 150,224 shares of common stock issued to the selling stockholders upon exercise of 167,054 options outstanding as of September 7, 2004 at an exercise price of $2.67 per share (97,816 shares for Mr. Weber and 13,102 shares for each of Messrs. Callaway, McQuown, Townsdin and Ms. Kaiser). The options were exercised utilizing cashless exercise provisions, meaning that an additional 16,830 shares otherwise issuable to the participants (10,958 for Mr. Weber and 1,468 for each of Messrs. Callaway, McQuown, Townsdin and Ms. Kaiser) were used to pay the exercise price based on the reported last sale price of our common stock on September 16, 2004.

(3) Shares listed are part of the 82,946 shares of common stock issuable to the selling stockholders upon exercise of options outstanding as of September 7, 2004 at an exercise price of $2.67 per share (41,226 for Mr. Weber and 10,430 for each of Messrs. Callaway, McQuown, Townsdin and Ms. Kaiser). The options contain cashless exercise provisions, meaning that the number of shares otherwise issuable to a participant could be reduced by the number of whole shares of common stock equivalent to the exercise price. The options will vest concurrently with this transaction.

Description of capital stock

Our authorized capital stock consists of 10,000,000 shares of common stock, $0.10 par value. The following statements are brief summaries of our capital stock contained in our Certificate of Incorporation and Bylaws and Delaware corporate law.

Common stock

Our authorized common stock consists of 10,000,000 shares, $0.10 par value, of which 3,761,196 shares were issued and outstanding as of September 7, 2004. The issued and outstanding shares of common stock are, and the shares sold by us hereunder will be, fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of September 7, 2004, there were 62 holders of record of our common stock. Each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution upon liquidation. Our Certificate and Bylaws do not provide for preemptive rights of the holders of our common stock.

Options

As of September 7, 2004, options to purchase a total of 250,000 shares of common stock were outstanding at an exercise price of $2.67 per share. In connection with this offering, an aggregate of 167,054 options have been exercised. The remaining 82,946 options outstanding are eligible for “cashless exercise.” Options to purchase a total of 50,000 shares remain available for issuance under our 2001 Stock Option Plan.

Change of control provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on The Nasdaq National Market, from engaging, under certain circumstances, in a “business combination” (which includes a merger or sale of more than 10% of the corporation’s assets) with any “interested stockholder” (a stockholder who acquired 15% or more the corporation’s outstanding voting stock without the prior approval of the corporation’s Board of Directors) for three years following the date that such stockholder became an “interested stockholder.” A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in our certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” of the provisions of Section 203.

Board of Directors vacancies

Our Bylaws authorize only the Board of Directors to fill vacant directorships. In addition, the number of directors constituting the Board of Directors may be set only by resolution of the incumbent directors. These provisions may deter a stockholder from increasing the size and gaining control of the Board of Directors by filling the resulting vacancies with its own nominees. However, at anytime the holders of a majority of our stock may vote to replace any or all of our board members with or without cause.

Stockholder action; special meeting of stockholders

Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of our stockholders. Our Bylaws further provide that special meetings of our stockholders may be called only by the Chief Executive Officer or a majority of the Board of Directors.

Advance notice requirements for director nominations

Our bylaws provide that stockholders seeking to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices at least 60 days prior to the date of an annual meeting or no later than seven days after the date on which notice of a special meeting of stockholders is given. Our Bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued shares of common stock are available for future issuance without stockholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. If we issue such shares without stockholder approval and in violation of limitations imposed by The Nasdaq National Market or any stock exchange on which our stock may then be trading, our stock could be delisted.

Personal liability of directors and officers

Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and our stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly our Bylaws include a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of any such director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation law, or (iv) for any transaction from which any such director derived an improper personal benefit. Pursuant to Delaware law and as stated above our Bylaws, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of our Bylaws may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

The Nasdaq National Market

Our common stock is traded on The Nasdaq National Market under the symbol LEIX.

Transfer agent and registrar

The transfer agent and registrar for the common stock is Mellon Investor Services, LLC.

Shares eligible for future sale

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Prior to this offering, 3,761,196 shares of our common stock were outstanding, all of which are freely tradable. Upon completion of this offering, 4,911,420 shares of our common stock will be outstanding (assuming the underwriter does not exercise its overallotment option). The 2,160,758 shares sold in this offering (2,469,736 shares if the underwriter exercises its option to purchase additional shares in full) will be freely tradable without restrictions under the Securities Act of 1933, as amended, except for any such shares held at any time by an “affiliate,” as such term is defined under Rule 144 promulgated under the Securities Act. After this offering, options to purchase a total of 82,946 shares of common stock will be outstanding at an exercise price of $2.67 per share. Options to purchase a total of 50,000 shares remain available for issuance under our 2001 Stock Option Plan. We have not registered the shares issuable or reserved for issuance upon exercise of these options; however, we expect to file a registration statement for the registration of such shares. Of the remaining 2,750,662 shares of common stock, 176,561 are “restricted securities,” as such term is defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration under the Securities Act and will be available for resale under Rule 144, as described below.

Lock-up agreements

An aggregate of 962,834 shares outstanding upon completion of this offering, representing over 19% of our outstanding shares, and 82,946 shares of common stock subject to outstanding options (assuming that none of the options are exercised pursuant to a cashless exercise), will be subject to “lock-up” agreements on the effective date of this offering. Our executive officers and directors and certain other existing stockholders have agreed with J.P. Morgan Securities Inc. not to sell or otherwise dispose of any of their shares for a period of 90 days after the date of this prospectus. J.P. Morgan Securities Inc. may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in these lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately 49,114 shares immediately after this offering); or

•	the average weekly trading volume in our common stock on The Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to the availability of current public information about us.

Based upon the number of shares outstanding upon completion of this offering, an aggregate of approximately 962,834 shares of our common stock will be eligible to be sold pursuant to Rule 144, subject to the volume restrictions described above. However, all such shares are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or termination of such agreements, generally 90 days after the date of this prospectus.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. There are no shares of our common stock eligible to be sold pursuant to Rule 144(k) after the date of this prospectus.

Material United States federal tax considerations for

non-United States holders of common stock

The following is a summary of material United States federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-United States holder as of the date hereof. This discussion does not address all aspects of United States federal income taxes that may be relevant to a non-United States holder of common stock. For example, in the case of a non-United States holder that is a partnership, the United States tax consequences of holding and disposing of our common stock may be affected by determinations made at the partner level. This discussion also does not address foreign, state and local tax consequences. Special rules may apply to certain non-United States holders, such as insurance companies, tax-exempt organizations, banks, financial institutions, dealers in securities, holders of securities held as part of a “straddle,” “hedge” or “conversion transaction,” “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid United States federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code. Such persons should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and these authorities may be repealed, revoked or modified with retroactive effect so as to result in United States federal income tax consequences different from those discussed below.

Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

As used in this section, a “United States holder” of common stock means a holder that is (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless in the case of a partnership, United States Treasury regulations provide otherwise, (3) an estate the income of which is subject to United States federal income taxation regardless of its source and (4) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A “non-United States holder” is a holder that is not a United States holder.

An individual may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

Dividends

Dividends paid to a non-United States holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-United States holder must properly file with the payor an IRS Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-United States holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-United States holder, are not subject to withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-United States holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid will be required to satisfy applicable certification and other requirements.

A non-United States holder of common stock eligible for a reduced rate of United States withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the non-United States holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the non-United States holder, (2) in the case of a non-United States holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897 of the Code for United States federal income tax purposes within the shorter of the five-year period proceeding such disposition or such non-United States holder’s holding period.

A non-United States holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-United States holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal estate tax

For an individual non-United States holder, common stock held at the time of the non-United States holder’s death will be included in the non-United States holder’s gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty.

A non-United States holder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of common stock by or through a foreign office of a broker. However, payment of the proceeds of a sale of common stock conducted through certain United States related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS.

Underwriting

Subject to the terms and conditions set forth in the underwriting agreement, J.P. Morgan Securities Inc. has agreed to purchase, and we, and the selling stockholders, have agreed to sell to J.P. Morgan Securities Inc., 2,160,758 shares of common stock.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares included in this offering are subject to conditions customary for offerings of this type including without limitation: the accuracy of our representations and warranties in the underwriting agreement; the absence of any material adverse change; the delivery of a “comfort letter” by our independent auditors and the delivery of legal opinions from our counsel and counsel to the underwriter. The underwriter is obligated to purchase all the shares, other than those covered by the over-allotment option described below, if it purchases any of the shares.

We and the selling stockholders have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to 308,978 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriter may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter by us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Without over-	With over-
Underwriting discounts and commissions	allotment exercise	allotment exercise

By Lowrance
Per share	$1.44	$1.44
Total	$1,440,000.00	$1,656,000.00
By the Selling Stockholders
Per share	$1.44	$1.44
Total	$1,671,491.52	$1,900,419.84

The underwriter initially proposes to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriter may sell shares to securities dealers at a discount of up to $0.864 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriter to certain other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares are not sold at the public offering price, J.P. Morgan Securities Inc. may change the public offering price and the other selling terms.

We, the selling stockholders and our executive officers and directors have agreed not to sell or transfer any common shares for 90 days after the date of this prospectus without first obtaining the prior written consent of J.P. Morgan Securities Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

• offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common stock or securities convertible into or exchangeable for common stock, or sell or grant options, rights or warrants with respect to any common stock or securities convertible into or exchangeable for common stock, or

• enter into any swap or other derivatives transactions that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

• the sale of common stock to the underwriter; or

• the issuance by us of common stock pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights or the grant by us of options pursuant to option plans existing on the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

J.P. Morgan Securities Inc. has advised us that, pursuant to Regulation M under the Securities Act of 1993, it may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriter for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting J.P. Morgan Securities Inc. to claim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by that syndicate member is purchased by J.P. Morgan Securities Inc. in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. J.P. Morgan Securities Inc. has advised us that stabilizing bids and open market purchases may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, J.P. Morgan Securities Inc. and selling group members, if any, who are qualified market makers on The Nasdaq National Market may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $0.4 million, excluding underwriting discounts and commissions. We will bear the expenses in connection with the registration and sale of the shares by the selling stockholders (other than underwriting discounts and commissions).

The underwriter and its affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, the underwriter and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Our common stock is traded on The Nasdaq National Market under the symbol “LEIX.”

Legal matters

The validity of the common stock offered hereby will be passed upon for Lowrance Electronics, Inc. and the selling stockholders by Locke Liddell & Sapp LLP, Houston, Texas. Cravath, Swaine & Moore LLP, New York, New York, is representing the underwriter.

Experts

The consolidated financial statements of us and our subsidiaries as of July 31, 2004 and 2003, and for each of the three years in the period ended July 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the fair value method of accounting for stock-based compensation), and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

In addition, you may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

H. Wayne Cooper

Secretary
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128
(918) 437-6881

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of Lowrance Electronics, Inc.:

We have audited the accompanying consolidated balance sheets of Lowrance Electronics, Inc. and subsidiaries as of July 31, 2003 and 2004, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowrance Electronics, Inc. and subsidiaries as of July 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the accompanying consolidated financial statements, effective August 1, 2003 the Company adopted the fair value method of accounting for stock-based compensation.

Deloitte & Touche LLP

Tulsa, Oklahoma
August 30, 2004

Lowrance Electronics, Inc.

Consolidated balance sheets

	July 31,

(In thousands, except share data)	2003	2004

Assets
Current assets:
Cash and cash equivalents	$1,206	$1,412
Trade accounts receivable, net of reserves of $732,000 in 2003 and $993,000 in 2004	8,431	10,276
Inventories	15,941	23,821
Current deferred income taxes	894	1,107
Prepaid expenses	1,290	2,041

Total current assets	27,762	38,657

Property, plant, and equipment, net	7,593	10,005
Other assets	62	81

Total assets	$35,417	$48,743

Liabilities and stockholders’ equity
Current liabilities:
Current maturities of long-term debt	$2,061	$1,874
Accounts payable	2,951	6,072
Accrued liabilities:
Compensation and benefits	2,704	3,175
Product costs	1,004	1,968
Accrued taxes	—	671
Other	893	1,119

Total current liabilities	9,613	14,879

Long-term debt, less current maturities	5,825	6,040
Deferred income taxes	371	1,169
Stockholders’ equity:
Common stock, $.10 par value, 10,000,000 shares authorized, 3,761,196 shares issued and outstanding at July 31, 2003 and 2004	377	377
Paid-in capital	7,418	7,449
Retained earnings	11,846	18,721
Accumulated other comprehensive income (loss)	(33)	108

Total stockholders’ equity	19,608	26,655

Total liabilities and stockholders’ equity	$35,417	$48,743

The accompanying notes are an integral part of these consolidated financial statements.

Lowrance Electronics, Inc.

Consolidated statements of income
and comprehensive income

	For the years ended July 31

(In thousands, except per share amounts)	2002	2003	2004

Net sales	$79,501	$88,297	$111,861
Cost of sales	49,575	51,036	64,557

Gross profit	29,926	37,261	47,304

Operating expenses:
Selling and administrative	22,021	25,189	28,742
Research and development	2,650	4,191	5,252

Total operating expenses	24,671	29,380	33,994

Operating income	5,255	7,881	13,310
Other expenses:
Interest	1,424	989	689
Other	(104)	30	192

Total other expenses	1,320	1,019	881

Income before income taxes	3,935	6,862	12,429
Provision for income taxes	1,546	2,217	3,673

Net income	$2,389	$4,645	$8,756

Net income per common share
Basic	$0.63	$1.23	$2.33

Diluted	$0.63	$1.19	$2.20

Weighted average common shares outstanding
Basic	3,767	3,761	3,761

Diluted	3,818	3,893	3,979

Dividends	None	None	$1,881
Comprehensive income:
Net income	$2,389	$4,645	$8,756
Foreign currency translation adjustment, net of tax	119	259	141

Comprehensive income	$2,508	$4,904	$8,897

The accompanying notes are an integral part of these consolidated financial statements.

Lowrance Electronics, Inc.

Consolidated statements of stockholders’ equity
For the years ended July 31, 2002, 2003, and 2004

						Accumulated
	Common stock					other
			Paid-in	Treasury	Retained	comprehensive	Total
(In thousands)	Shares	Amount	Capital	stock	earnings	income (loss)	equity

Balance—July 31, 2001	3,769	$377	$7,073	$—	$4,838	$(411)	$11,877
Net income	—	—	—	—	2,389	—	2,389
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	119	119
Treasury stock purchases	(8)	—	—	(26)	—	—	(26)

Balance—July 31, 2002	3,761	377	7,073	(26)	7,227	(292)	14,359
Net income	—	—	—	—	4,645	—	4,645
Stock option plan expense	—	—	345	—	—	—	345
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	259	259
Retirement of treasury stock	—	—	—	26	(26)	—	—

Balance—July 31, 2003	3,761	377	7,418	—	11,846	(33)	19,608
Net income	—	—	—	—	8,756	—	8,756
Stock option plan expense	—	—	55	—	—	—	55
Impact of SFAS No. 123 adoption (Note 1)	—	—	(24)	—	—	—	(24)
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	—	—	141	141
Dividends ($0.50 per common share)	—	—	—	—	(1,881)	—	(1,881)

Balance—July 31, 2004	3,761	$377	$7,449	$—	$18,721	$108	$26,655

The accompanying notes are an integral part of these consolidated financial statements.

Lowrance Electronics, Inc.

Consolidated statements of cash flows

	Years ended July 31,

(In thousands)	2002	2003	2004

Cash flows from operating activities:
Net income	$2,389	$4,645	$8,756
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,194	2,319	2,601
Gain on sale of fixed assets	(8)	(21)	(9)
Deferred income taxes	1,164	1,346	561
Stock option plan expense	—	345	55
Change in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(951)	(736)	(1,845)
(Increase) decrease in inventories	6,722	(3,811)	(7,880)
(Increase) decrease in prepaid expenses	(463)	(278)	(751)
(Increase) decrease in other assets	2	(13)	(19)
Increase (decrease) in accounts payable	(1,288)	(1,469)	3,121
Increase (decrease) in accrued liabilities	227	618	2,332

Net cash provided by operating activities	9,988	2,945	6,922

Cash flows from investing activities:
Capital expenditures	(1,084)	(1,566)	(3,473)
Proceeds from sale of property, plant and equipment	8	21	9

Net cash used in investing activities	(1,076)	(1,545)	(3,464)

Cash flows from financing activities:
Borrowings under line of credit	68,303	83,968	105,366
Repayments of borrowings under line of credit	(75,151)	(83,391)	(104,580)
Treasury stock purchases	(26)	—	—
Dividends paid	—	—	(1,881)
Principal payments on term loan and capital lease obligations	(1,948)	(1,933)	(2,298)

Net cash used in financing activities	(8,822)	(1,356)	(3,393)
Effect of exchange rate changes on cash	119	259	141

Net increase in cash and cash equivalents	209	303	206
Cash and cash equivalents— beginning of year	694	903	1,206

Cash and cash equivalents— end of year	$903	$1,206	$1,412

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$1,424	$989	$689
Income taxes	8	1,346	1,845
Supplemental schedule of noncash investing and financing activities:
Capital expenditures funded by capital lease borrowings	$481	$1,242	$1,540

The accompanying notes are an integral part of these consolidated financial statements.

Lowrance Electronics, Inc.

Notes to consolidated financial statements
For the years ended July 31, 2002, 2003 and 2004

(1) Business and summary of significant accounting policies

Business

Lowrance Electronics, Inc., and subsidiaries (the Company) design, manufacture, market and distribute SONARs (also known as depth-sounders and fish-finders), global positioning system (GPS) navigational equipment and other marine electronic products and various related accessories. The Company’s SONARs are principally used by sports fishermen for detecting the presence of fish and by sports fishermen and boaters as navigational and safety devices for determining bottom depth in lakes, rivers, and coastal waters. The Company’s GPS receivers are used in a variety of marine and non-marine applications, including aviation, automotive, hunting, hiking and backpacking.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Revenue recognition

Revenue for product sales is recognized at the time of product shipment since the terms of sale are FOB, shipping point. Sales are recorded net of certain costs as described below under Accrued Product Costs. Due to the seasonality of certain products, the Company will offer extended credit terms of up to 120 days during certain periods.

Property and depreciation

Property, plant, and equipment is stated at cost. For financial reporting purposes, depreciation is provided on a straight-line basis over the estimated service lives of the respective classes of property. The building is being depreciated using an estimated useful life of thirty years, while the estimated lives for other assets are as follows: leasehold and building improvements, 15-20 years; machinery and equipment, 5-7 years; and office furniture and fixtures, 3-5 years. Fully depreciated property and equipment with a cost of approximately $24.7 million is still in use as of July 31, 2004.

When property is retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is credited or charged to operations.

Maintenance, repairs, and renewals, including replacement of minor items of physical properties, are charged to income; major additions and betterments to physical properties are capitalized.

Inventory

Inventories are stated at the lower of cost (first-in, first-out) or market. All discontinued finished goods inventories are carried at cost, which management believes to be lower than expected realizable value. Management monitors the carrying value of inventories using inventory control and review processes which include, but are not limited to, sales forecast review, inventory status reports and inventory reduction programs. Excess and obsolete inventory reserves are recorded by comparing available quantities of raw materials and finished goods to work order requirements for raw materials and forecasted sales for finished goods. The required reserves are adjusted based on anticipated changes in scheduled work orders resulting from process or design changes that impact raw material usage and from changes in sales forecasts resulting in changes in finished goods quantities. Actual results could vary from these estimates.

Research and development costs

Costs associated with the development of new products and changes to existing products are charged to expense as incurred and include an allocation of indirect costs.

Foreign currency translations

Foreign currency transactions and financial statements are translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Assets and liabilities are translated to U.S. dollars at the current exchange rate. Income and expense accounts are translated using the weighted average exchange rate for the period. Adjustments arising from translation of foreign financial statements are reflected in accumulated other comprehensive income in the stockholders’ equity section of the consolidated balance sheets. Transaction gains and losses are included in net income.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accrued product costs

Product warranties— The majority of the Company’s sales are made under a one-year product warranty. A provision is made at the time of sale for an estimate of future warranty costs based on recent historical product unit return rates and the average repair costs per unit incurred during each year. The estimate is adjusted, as necessary, based on actual returns or trends which differ from historical results.

Dealer premium coupons— The Company offers a SONAR installation subsidy to qualified boat and motor dealers of its Lowrance product line. At the time of shipment, the Company provides for the estimated cost of this program as a reduction of revenue based on historical coupon return rates. This reserve is analyzed and adjusted no less than quarterly.

Returns and refurbishments— The Company accepts product returns only on a limited, case-by-case basis. Estimated costs related to refurbishment of approved returns as of the end of each period are accounted for by providing a reserve based on the Company’s historical experience. These reserves are analyzed and adjusted quarterly. Returns are recorded as a reduction of net sales at the time of receipt of the goods.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

Advertising

Advertising costs are expensed as incurred. The Company expensed approximately $3.3 million, $3.9 million and $4.0 million during the fiscal years 2002, 2003 and 2004, respectively, for advertising.

Fair value of financial instruments

Cash and cash equivalents, accounts receivable and accounts payable— The carrying amount of these assets and liabilities approximates fair value because of the short maturity of these instruments.

Long-term debt and revolving credit line— The amounts outstanding under the Company’s term loan and revolving credit line bear interest at current floating market rates, thus their carrying amounts approximate fair market value. Interest rates underlying capitalized equipment leases approximate current market rates.

Stock based compensation

The Company has a stock based compensation plan which is more fully described in Note 5. In May 2004, the Company adopted the fair value method of accounting for stock based compensation prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation under the modified prospective method permitted by SFAS No. 148. The adoption of SFAS No. 123 was effective August 1, 2003.

Prior to fiscal 2004, the Company accounted for stock options utilizing the intrinsic value method for variable awards under the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation cost was measured as the excess, if any, of the quoted market price of the Company’s stock at the end of each reporting period over the amount an employee must pay to acquire the stock, amortized over the vesting period. Had the Company continued to account for stock options under the provisions of APB No. 25 during fiscal 2004, net income would have been lower by approximately $1,393,000 (or $0.35 per fully diluted share).

Had the Company recognized compensation expense for its stock options in fiscal years 2002 and 2003 under the provisions of SFAS No. 123, the Company’s net income and earnings per share would have been changed to the pro forma amounts indicated below:

	Years ended
	July 31,

(In thousands, except per share amounts)	2002	2003

Net income:
As reported	$2,389	$4,645
Compensation cost— as reported	—	286
Compensation cost— fair value method, net of tax	(41)	(43)

Pro forma	$2,348	$4,888

Earnings per share:
Basic— as reported	$0.63	$1.23
Diluted— as reported	0.63	1.19
Pro forma— Basic	0.62	1.30
Pro forma— Diluted	0.62	1.26

The fair value of each option grant was estimated on the date of grant using the Modified Black-Scholes European option pricing model with the following weighted average assumptions: exercise price of $2.67, dividend yield of 0%, expected volatility of 93.42%, risk-free interest rate of 5.31% and expected life of ten years. The weighted average grant date fair value of the options was $2.39, for a total value of $597,500.

Taxes

The Company accounts for income taxes in accordance with Statement No. 109 of the Financial Accounting Standards Board, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined and deferred tax assets or liabilities are computed for those differences that have future tax consequences. The Company provides a valuation allowance on deferred tax assets when, in management’s opinion, it is more likely than not that such assets will not be realized.

Reclassifications

Certain reclassifications have been made to prior years’ consolidated financial statements to conform to current year presentation.

(2) Balance sheet detail

Inventories

Inventories consist of the following:

	Years ended
	July 31,

(In thousands)	2003	2004

Raw materials	$4,290	$6,895
Work-in-process	2,608	4,445
Finished goods	9,598	13,171
Reserves	(555)	(690)

Total inventories	$15,941	$23,821

Discontinued finished goods inventory attributable to fiscal 2004 product decisions was approximately $32,000 at July 31, 2004 as compared to $723,000 at July 31, 2003. Inventory on hand at July 31, 2004 for products the Company expects to discontinue during fiscal 2005 was $3.4 million. All discontinued finished goods inventories are carried at cost, which management believes to be lower than expected realizable value. The Company expects the remaining inventory of discontinued products to be sold during fiscal 2005.

Property, plant, and equipment

Property, Plant, and Equipment consist of the following at July 31,

(In thousands)	2003	2004

Land	$557	$557
Building and improvements	5,318	5,345
Machinery and equipment	26,580	30,880
Office furniture and fixtures	4,339	4,966

	36,794	41,748
Less— accumulated depreciation	29,201	31,743

Net property, plant, & equipment	$7,593	$10,005

Fully depreciated property and equipment with a cost of approximately $24.7 million is still in use as of July 31, 2004.

Property, plant and equipment at July 31 includes the following amounts held in the Company’s manufacturing facility in Mexico:

(In thousands)	2003	2004

Land	$—	$—
Building and improvements	1,311	1,311
Machinery and equipment	8,683	10,229
Office furniture and equipment	51	81

	10,045	11,621
Less— accumulated depreciation	6,936	7,780

Net property, plant, & equipment	$3,109	$3,841

The property, plant, and equipment accounts at July 31 include the following amounts for leased property under capitalized leases:

(In thousands)	2003	2004

Machinery and equipment	$3,982	$3,634
Less— accumulated depreciation	1,496	1,442

Net property, plant, & equipment under capitalized leases	$2,486	$2,192

Reserves for doubtful accounts, sales returns and cash discounts

Reserves for doubtful accounts, sales returns and cash discounts at July 31 consist of the following:

(In thousands)	2003	2004

Balance, beginning of period	$787	$732
Adjustment to provision	(5)	263
Write-offs	(50)	(2)

Balance, end of period	$732	$993

Inventory reserves

Excess, obsolete and realization reserves at July 31 consist of the following:

(In thousands)	2003	2004

Balance, beginning of period	$541	$555
Adjustment to provision	215	682
Inventory dispositions	(201)	(547)

Balance, end of period	$555	$690

Product warranties

The following represents a tabular presentation of the changes in the Company’s aggregate product warranty liability for the reporting period.

	Years ended
	July 31,

(In thousands)	2003	2004

Balance, beginning of period	$720	$1,004
Warranty cost incurred	(1,786)	(2,174)
New warranties issued	2,045	2,357
Change in beginning of period estimate	25	7

Balance, end of period	$1,004	$1,194

(3) Long-term debt and revolving credit line

Long-term debt and the revolving credit line are summarized below:

	Years ended
	July 31,

(In thousands)	2003	2004

Revolving credit line	$4,509	$5,295
Term loans due in monthly installments of $23,000 plus interest	1,300	542
Capitalized equipment lease obligations, payable in monthly installments of approximately $155,000, including interest at rates from 3.7% to 7.5%, with final payments ranging from January 2005 through June 2008	2,077	2,077

	7,886	7,914
Less— current maturities	2,061	1,874

Total long-term debt	$5,825	$6,040

Future maturities of the above debt obligations at July 31, 2004, are approximately $1.9 million, $6.0 million, $36,000 and $13,000 for the years ending July 31, 2005 through 2008, respectively.

At July 31, 2004, the Company’s financing facility consisted of a $26.5 million revolving credit line and initial term loans of $7.4 million with a remaining balance of $542,000. The revolving credit line provides for borrowings up to $26.5 million based on varying percentages of qualifying categories of receivables and inventories. Borrowing against inventories is limited to $13 million in total. At July 31, 2004, the Company had $9.5 million available under the revolving credit line.

During November 2002 the Company amended its financing facility. This amendment extended the term of the agreement for the revolving credit line from December 31, 2003 to December 31, 2005. Significant provisions of the amendment include changes in certain financial covenants, the lowering of the interest rate from prime plus 1.0% to prime plus 0.5% on all loans under the facility and the addition of LIBOR based interest rate options. In addition, the amendment allows for a permanent $1.5 million seasonal overadvance facility. Effective May 1, 2004, the interest rate was lowered to prime plus 0.25% and the LIBOR based interest rate options were also reduced. As of July 31, 2003 and 2004, the interest rate on the revolving credit line and term loans was 4.5%.

The terms of the foregoing agreement include a commitment fee of 0.25% based on the unused portion of the bank credit line in lieu of compensating balances.

The agreement requires, among other things, that the Company maintain a minimum tangible net worth and a minimum fixed charge ratio, limit the ratio of total liabilities to tangible net worth and maintain minimum EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). Additionally, the agreement limits the amount of operating leases, capital expenditures and capital leases and prohibits the payment of dividends without the prior written consent of the lender. The Company announced a special dividend of $0.25 per common share on August 15, 2003 to shareholders of record as of August 13, 2003 after obtaining approval from the lender. The Company also announced a special dividend of $0.25 per common share on May 26, 2004 to shareholders of record as of May 24, 2004 after obtaining approval from the lender. The declaration of dividends is within the discretion of the Company’s Board of Directors and depends upon, among other things, the Company’s financial results and the favorable tax treatment of dividend payments. Violation of any of the aforementioned provisions would constitute an event of default which, if not cured, would empower the lender to declare all amounts immediately payable. The agreement also contains a provision that in the event of a defined change of ownership, the agreement may be terminated. The Company was in compliance with all covenants at July 31, 2004 except the annual $5 million limit on capital expenditures. The bank waived this covenant violation.

The Company’s indebtedness is collateralized by substantially all of the Company’s assets.

Average short-term borrowings under the revolving credit line and related interest rates shown in the following table are weighted by using the average month-end principal balances.

	Years ended
	July 31,

(In thousands)	2003	2004

Highest amount borrowed	$14,827	$16,282
Average amount borrowed	9,507	8,910
Weighted average interest rate	4.7%	4.1%

(4) Leases

Capital leases

Certain equipment is leased under capital lease agreements. Accordingly, such equipment is recorded as an asset, and the discounted value of the remaining lease obligations is recorded as a liability in the accompanying Consolidated Balance Sheets.

The following is a schedule by years of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of July 31, 2003 (in thousands):

Years ending July 31:

2005	$1,657
2006	439
2007	36
2008	13

Total minimum lease payments	2,145
Less-amounts representing interest	68

Present value of net minimum lease payments	2,077
Current portion of obligations under capital leases	1,596

Long-term portion of obligations under capital leases	$481

Operating leases

During fiscal 2002, 2003 and 2004, the Company recorded $1.2 million, $0.9 million and $.8 million, respectively, of expense related to operating leases.

At July 31, 2004, future minimum rental payments for operating leases totaled $1.9 million. On August 30, 1996, the Company entered into a ten-year non-cancelable lease for a manufacturing facility in Ensenada, Mexico. The Company has purchase options on both the Ensenada facility and adjacent undeveloped land through September 30, 2006. The Company may renew the leases and purchase options for four additional terms of five years each on the terms set forth in the lease and purchase option agreements. The purchase prices under both options escalate annually by 3% each October 1. As of July 31, 2004, the combined purchase price of both options was approximately $5.6 million. The Company expects to exercise both its purchase options before they expire. Lease payments for this facility are approximately $63,000 per month. The lease also includes rent escalations of 3% per year. Total future minimum rental payments under operating leases for the years ending July 31, 2005 through July 31, 2009 (including the rental for the Mexican facility assuming the purchase options are not exercised) are approximately $.8 million, $.8 million, $.2 million, $8,000, and $2,000, respectively.

(5) Stockholders’ equity and related items

On July 2, 2001, the Company adopted the 2001 Stock Option Plan which provides for a maximum of 300,000 common shares available for issue to selected members of management. The Plan provides for incentive stock options, non-qualified stock options and stock appreciation rights. Depending upon the type of option, the options and stock appreciation rights granted cannot have terms greater than ten years and six months. The plan requires incentive stock options to be granted at an option price of not less than 100% of the fair market value of the Company’s common stock at the date of grant. On July 2, 2001, the Company issued 134,453 incentive stock options and 115,547 non-qualified stock options; these same amounts were issued and outstanding as of July 31, 2001. Through July 31, 2004, none of these options have been exercised or canceled, and no shares are exercisable.

On July 31, 2004, there were a total of 134,453 incentive stock options and 115,547 non-qualified stock options outstanding under the 2001 Stock Option Plan, all at an exercise price of $2.67, the fair market value on the date of grant. Each option may be exercised, in whole or in part, only upon the occurrence of one of the following events: (1) the occurrence of any transaction by which the Chief Executive Officer of the Company sells 50% of the shares he then owns directly, in a private placement or registered public offering or through Rule 144 sales, or (2) the sale by the Company of all or substantially all of the Company’s assets and operations to a third party, or (3) on or after July 24, 2010.

In March 2002, the Board of Directors authorized the purchase of up to $1 million dollars of the Company’s stock. These purchases must comply with Rule 10b-18 of the Securities Exchange Act of 1934. As of July 31, 2004, the Company had purchased 7,600 shares at a cost of $26,000 under this program, which were reflected as treasury stock in the equity section of the fiscal 2002 consolidated balance sheet and were retired during the first quarter of fiscal 2003.

(6) Earnings per share

Basic and diluted earnings per share is calculated as follows:

	Income	Shares	Per-share
	(numerator)	(denominator)	amount

For the year ended July 31, 2004
Basic EPS
Net income available to common stockholders	$8,756,000	3,761,196	$2.33

Effect of dilutive securities
2001 Stock Option Plan options	—	217,805

Diluted EPS
Net Income available to common stockholders and assumed conversions	$8,756,000	3,979,001	$2.20

For the year ended July 31, 2003
Basic EPS
Net Income available to common stockholders	$4,645,000	3,761,196	$1.23

Effect of dilutive securities
2001 Stock Option Plan options	—	132,128

Diluted EPS
Net income available to common stockholders and assumed conversions	$4,645,000	3,893,324	$1.19

For the year ended July 31, 2002
Basic EPS
Net income available to common stockholders	$2,389,000	3,766,888	$0.63

Effect of dilutive securities
2001 Stock Option Plan options	—	51,238

Diluted EPS
Net income available to common stockholders and assumed conversions	$2,389,000	3,818,126	$0.63

Related party disclosures— Darrell J. Lowrance, President and Chief Executive Officer since 1964, owns 50.7% of the Company’s outstanding common stock and is active in the day to day operations of the Company.

(7) Retirement plan

Substantially all Company employees in the United States participate in the Lowrance Savings Plan which requires the Company to contribute 3% of the participants’ qualified earnings to the Plan. Also, each participant may make contributions of qualified earnings into the Plan which will be matched by the Company at 50% for each dollar contributed by the employee, not to exceed 3% of compensation. Contributions made by the Company to the Plan for the years ended July 31, 2002, 2003, and 2004 were approximately $433,000, $541,000 and $586,000, respectively.

(8) Income taxes

The provision for income taxes consists of the following:

	Years ended July 31,

(In thousands)	2002	2003	2004

Current
U.S.	$8	$878	$2,947
Foreign	203	182	266

	211	1,060	3,213

Deferred
U.S.	1,335	1,157	460
Foreign	—	—	—

	1,335	1,157	460

Total	$1,546	$2,217	$3,673

Foreign income taxes are based on $0.5 million, $0.5 million and $0.9 million of foreign earnings before income taxes during 2002, 2003 and 2004, respectively.

The provision for income taxes differs from the amount calculated by multiplying income before provision for income taxes by the statutory Federal income tax rate due to the following:

	Years ended July 31,

	2002	2003	2004

Statutory rate	34.0%	34.0%	34.0%
Foreign income taxes	5.1	2.5	0.9
State income taxes	2.6	0.3	4.1
Non-deductible life insurance premiums and entertainment expenses	0.8	0.7	0.5
U.S. tax treatment of foreign operations	(3.8)	(2.3)	(1.8)
Research and development credits	—	(3.6)	(8.2)
Other	0.6	0.7	0.1

Effective rate	39.3%	32.3%	29.6%

The Company had a net operating loss carryforward of approximately $2,697,000 at July 31, 2002, all of which was utilized during fiscal 2003. Deferred taxes on accumulated other comprehensive income were $20,000 and $63,000 as of July 31, 2003 and 2004, respectively.

The tax effect of temporary differences giving rise to the Company’s consolidated deferred income taxes at July 31 are as follows:

(In thousands)	2003	2004

Deferred tax assets—
Reserves for product costs	$410	$515
Reserves for compensation and benefits	388	373
State job tax credit carryforwards	287	—
Accounts receivable reserves	45	135
Other	110	119

Deferred tax assets	1,240	1,142

Deferred tax liabilities—
Depreciation	717	885
Research and development	—	319

Deferred tax liabilities	717	1,204

Net deferred tax asset (liability)	$523	$(62)

The net deferred tax asset is recorded as $894,000 in current assets and $371,000 in non-current liabilities for fiscal 2003 and $1.1 million in current assets and $1.2 million in non-current liabilities for fiscal 2004.

(9) Operating segment information

The Company has one reportable segment as the CEO and President, the Company’s Chief Decision Maker, provides oversight and review based upon financial statements and financial information presented at the consolidated level.

The Company markets its products internationally through foreign distributors, except in Canada and Australia where it has established its own distribution operations. The following table presents a summary of domestic and foreign sales:

	Years ended July 31,
(In thousands)	2002	2003	2004

Net sales:
Domestic	$62,538	$67,960	$85,769
Foreign	16,963	20,337	26,092

Total	$79,501	$88,297	$111,861

The majority of foreign sales are concentrated in Canada, Australia and Europe.

	Years ended July 31,
	2002	2003	2004

Net sales (foreign):
Canada	$4,701	$5,413	$6,752
Australia	4,415	5,552	6,843
Other	7,847	9,372	12,497

Total	$16,963	$20,337	$26,092

Long-lived assets in foreign countries are disclosed in Note 2 to the Consolidated Financial Statements, Property, Plant and Equipment. There are no long-lived assets in any foreign country other than Mexico.

(10) Sales to a major customer

No customer accounted for 10% or more of consolidated net sales in 2002, 2003 or 2004.

(11) Concentrations of credit risk

The Company extends credit to various companies in the marine and non-marine markets in the normal course of business. Within these markets, certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company’s overall credit risk. However, management believes that receivables are well diversified, thereby reducing the potential credit risk and that allowances for doubtful accounts are adequate to absorb estimated losses at July 31, 2004.

(12) Subsequent event— dividend declaration

On August 4, 2004, the Company declared a $0.25 per share dividend payable on August 16, 2004 to shareholders of record as of August 12, 2004.

2,160,758 shares

Common stock

Prospectus

JPMorgan

September 16, 2004